Exhibit 99.1

This Management Information Circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult a professional advisor.
INCO LIMITED
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR
NOVEMBER 30, 2006

November 30, 2006
To the shareholders of Inco Limited:
      On behalf of the board of directors of Inco Limited (“Inco”), I invite you to a special meeting of holders of Inco’s common shares (the “Shares”) to be held on January 3, 2007 at 10:00 a.m. (Toronto time) at the Alberta Room, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada.
      Companhia Vale do Rio Doce (“CVRD”) has indirectly acquired, through its recent take-over bid for Inco, approximately 87.78% of the issued and outstanding Shares.
      The purpose of the meeting will be to ask our shareholders to approve a proposed going-private transaction by way of an amalgamation (the “Amalgamation”) between Inco and Itabira Canada Inc., a wholly-owned, indirect subsidiary of CVRD. Upon the Amalgamation, shareholders of Inco, other than dissenting shareholders CVRD or its subsidiaries, will receive, for each Share held by them, one Class A redeemable preferred share of the new corporation resulting from the Amalgamation, which will be called “CVRD Inco Limited” (“Amalco”). As soon as practicable following the Amalgamation, each such Class A redeemable preferred share of Amalco will be redeemed for Cdn.$86.00 in cash and Amalco will become a wholly-owned, indirect subsidiary of CVRD.
      The attached management information circular (the “Circular”) describes the proposed Amalgamation in greater detail. In particular, the manner in which shareholders can receive the Cdn.$86.00 in cash upon redemption of their shares is outlined in the section entitled “Procedure for Receipt of Consideration” in the attached Circular. The consideration that ultimately will be paid for each Share pursuant to the Amalgamation is equal to the consideration paid for each Share pursuant to CVRD’s recent take-over bid for Inco. You may wish to consult your tax or financial advisor to assist you in considering the proposed Amalgamation.
      The board of directors recommends that shareholders vote in favour of the Amalgamation. CVRD and its affiliates will have a sufficient number of Shares to enable the approval of the Amalgamation to be obtained.
      If shareholders approve the proposed Amalgamation at the Meeting, it is anticipated that the Amalgamation will become effective on or about January 4, 2007.
      Thank you for your continuing interest in Inco.

Yours truly,

Scott M. Hand
Chief Executive Officer
INCO LIMITED 145 King Street West, Suite 1500, Toronto, Canada M5H 4B7

NOTICE OF SPECIAL MEETING
       NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of common shares (the “Shares”) of INCO LIMITED (the “Company”) will be held at the Alberta Room, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada, on Wednesday, January 3, 2007 at 10:00 a.m. (Toronto time) for the purposes of:

1.	considering and, if determined advisable, passing, with or without amendment, a special resolution (the “Amalgamation Resolution”) approving the amalgamation (the “Amalgamation”) of the Company and Itabira Canada Inc., a wholly-owned, indirect subsidiary of Companhia Vale do Rio Doce, all as more particularly described in the accompanying Management Information Circular (the “Circular”) (the full text of the Amalgamation Resolution is set forth in Exhibit “A” to the Circular);

2.	considering and, if determined advisable, passing, with or without amendment, an ordinary resolution (the “By-law Confirmation Resolution”) confirming an amendment by the board of directors of the Company (the “Board of Directors”) to the By-law of the Company revising the Canadian residency requirements applicable to the members of the Board of Directors, all as more particularly described in the Circular (the full text of the By-law Confirmation Resolution is set forth in Exhibit “B” to the Circular); and

3.	transacting such other business as may properly come before the Meeting and any adjournment or postponement thereof.
      Holders of record of Shares as of the close of business on December 4, 2006 are entitled to receive notice of and to vote at the Meeting. This notice is accompanied by the Circular, a form of proxy (printed on gold paper), and a letter of transmittal (printed on blue paper).
      Registered holders of Shares who are unable to attend the Meeting in person are requested to complete, date, sign and deposit the enclosed form of proxy with Inco, c/o CIBC Mellon, P.O. Box 721, Agincourt, Ontario, M1S 0A1 (fax: 416-368-2502), prior to 10:00 a.m. (Toronto time) on January 2, 2007, or, if the Meeting is adjourned or postponed, not less than 24 hours prior to the start of such adjourned or postponed meeting. Non-registered holders of Shares should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein.
      Pursuant to Section 190 of the Canada Business Corporations Act (the “CBCA”), a registered holder of Shares may dissent in respect of the Amalgamation Resolution described in the Circular. If the Amalgamation is completed, dissenting shareholders who have complied with the procedures set forth in the CBCA will be entitled to be paid the fair value of their Shares. This right is summarized in Exhibit “D” to the Circular and the text of Section 190 of the CBCA is set forth in Exhibit “E” to the Circular. Failure to adhere strictly to the requirements set forth in Section 190 of the CBCA may result in the loss or unavailability of any right to dissent.
      DATED at Toronto, this 30th day of November, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

Simon A. Fish
Executive Vice-President, General Counsel & Secretary

i

ii

NOTICE TO SHAREHOLDERS IN THE UNITED STATES
      This Circular has been prepared in accordance with disclosure requirements under applicable Canadian laws. Shareholders in the United States should be aware that these requirements may be different from those of the United States or other jurisdictions. Shareholders in the United States should be aware that the terms of the Amalgamation as defined in the Circular may have tax consequences both in Canada and in the United States. Such consequences may not be fully described herein and Shareholders are urged to consult their own tax advisors. See sections entitled “Information Regarding the Amalgamation Resolution — Certain Canadian Federal Income Tax Considerations” and “Information Regarding the Amalgamation Resolution — Certain United States Federal Income Tax Considerations” in this Circular.
      The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Inco, the Offeror, Itabira North America, and Itabira Canada are incorporated under the laws of Canada; that CVRD is incorporated under the laws of Brazil; that a number of officers and directors are residents of Canada and Brazil (in the case of Inco) and a majority are residents of Brazil (in the case of the Offeror, Itabira North America, Itabira Canada and CVRD); and that all or a substantial portion of the assets of Inco, the Offeror, Itabira North America, Itabira Canada, and CVRD and of the above mentioned persons may be located outside of the United States.
      THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
FORWARD LOOKING STATEMENTS
      Certain statements contained in the accompanying Circular are “forward-looking statements” and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.
      These forward-looking statements are related to, but not limited to the Amalgamation; Inco’s intention to de-list the Shares from the TSX, to cease to be a reporting issuer in Canada, and to cease to be a reporting company under the U.S. federal securities laws; and the Amalgamation constituting a “Reorganization” under the indentures governing the LYONs and Convertible Debentures. Forward-looking information typically contains statements with words such as “anticipate,” “believe,” “expect,” or similar words suggesting future outcomes. There is risk that Inco’s predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by Inco. Inco believes the following factors could cause actual results to differ materially from those disclosed in the forward-looking statements: failure to satisfy the conditions to complete the Amalgamation, failure to meet the requirements for de-listing, failure to meet the requirements for ceasing to be a reporting issuer in Canada and ceasing to be a reporting company under the U.S. federal securities laws, and the occurrence of any event, change or other circumstance that could cause the Amalgamation to fail to close for any reason. Inco disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
NOTICE REGARDING INFORMATION
      The information contained in this Circular concerning CVRD and its affiliates, the Offeror, Itabira North America and Itabira Canada, is based solely on information provided to Inco by CVRD or upon publicly available information. With respect to this information, Inco has relied exclusively upon CVRD, without independent verification by Inco.
CURRENCY
      Unless otherwise indicated, all “Cdn.$” and “U.S.$” references in this Circular are to Canadian dollars and U.S. dollars, respectively.

GLOSSARY OF KEY TERMS
      In the accompanying Summary and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings indicated:
“2023 Convertible Debentures” means the convertible debentures issued by Inco, which are due on March 14, 2023 and are outstanding as of the date hereof, having a principal amount due at maturity of U.S.$1,659,000;
“2052 Subordinated Convertible Debentures” means the subordinated convertible debentures issued by Inco, which are due on March 14, 2052 and are outstanding as of the date hereof, having a principal amount due at maturity of U.S.$26,000;
“affiliate” has the meaning ascribed thereto in the CBCA;
“affiliated entity” has the meaning ascribed thereto in OSC Rule 61-501;
“Amalco” means the corporation continuing as a result of the Amalgamation;
“Amalco Common Shares” means the common shares in the capital of Amalco to be issued on the Amalgamation, the terms of which are set out in Schedule I to the Amalgamation Agreement;
“Amalco Class A Redeemable Preferred Shares” means the Class A redeemable preferred shares in the capital of Amalco, the terms of which are set out in Schedule I to the Amalgamation Agreement;
“Amalco Class B Redeemable Preferred Shares” means the Class B redeemable preferred shares in the capital of Amalco, the terms of which are set out in Schedule I to the Amalgamation Agreement;
“Amalgamation” means the amalgamation of Inco and Itabira Canada pursuant to the Amalgamation Agreement;
“Amalgamation Agreement” means the amalgamation agreement providing for the Amalgamation, substantially in the form set forth in Exhibit “C” to this Circular;
“Amalgamation Resolution” means the special resolution of the Shareholders approving the Amalgamation to be considered at the Meeting, substantially in the form set forth in Exhibit “A” to this Circular;
“AMF” means the Autorité des marchés financiers;
“associate” has the meaning ascribed thereto in the CBCA;
“Board of Directors” means the board of directors of Inco;
“Business Day” means any day other than a Saturday, Sunday, or a statutory or civic holiday observed in the Province of Ontario;
“By-law” means General By-law No. 1 of Inco;
“By-law Confirmation Resolution” means the ordinary resolution of the Shareholders confirming the amendments to the By-law of Inco to be considered at the Meeting, substantially in the form set forth in Exhibit “B” to this Circular;
“Canico” means Canico Resource Corp.;
“CBCA” means the Canada Business Corporations Act, as amended;
“Code” means the U.S. Internal Revenue Code of 1986;
“CDS” means CDS Clearing and Depository Services Inc.;
“Circular” means this management information circular, including all exhibits hereto;
“Compulsory Acquisition” means an acquisition of Shares not deposited under the Offer on the same terms as the Shares acquired under the Offer pursuant to the provisions of section 206 of the CBCA;

“Consideration” means Cdn.$86.00 in cash for each Share held, payable on the redemption of each Amalco Class A Redeemable Preferred Share issued by Amalco to Shareholders in connection with the Amalgamation, as more fully described in this Circular;
“Convertible Debentures” means, collectively, the 2023 Convertible Debentures and the 2052 Subordinated Convertible Debentures;
“CRA” means the Canada Revenue Agency;
“CVRD” means Companhia Vale do Rio Doce, a corporation organized and existing under the laws of Brazil;
“Depositary” means Computershare Investor Services Inc.;
“Diamond Fields Resources” means Diamond Fields Resources Inc.;
“Dissenting Shareholder” means a registered Shareholder who, in connection with the Amalgamation Resolution, has exercised the right to dissent pursuant to Section 190 of the CBCA in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of the Shares held by such Shareholder and who has not withdrawn the notice of the exercise of such rights as permitted by Section 190 of the CBCA;
“Effective Date” means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation, which date is anticipated to be January 4, 2007 or such other date as may be agreed to by Inco and Itabira Canada;
“Exchange Act” means the U. S. Securities Exchange Act of 1934, as amended;
“fair value” means, where used in relation to a Share held by a Dissenting Shareholder, fair value as determined by a court under Section 190 of the CBCA or as agreed between Inco and the Dissenting Shareholder;
“Goro Nickel” means Goro Nickel S.A.S.;
“Inco” means Inco Limited, a corporation existing under and governed by the CBCA, and where the context requires, includes its subsidiaries;
“Inco Options” means options to acquire Shares granted under the Stock Option Plans;
“Intermediary” means an entity that a Non-registered Shareholder deals with in respect of the Non-registered Shareholder’s Shares;
“Itabira Canada” means Itabira Canada Inc., a corporation existing under and governed by the CBCA, and a wholly-owned, direct subsidiary of Itabira North America;
“Itabira Canada Common Shares” means common shares in the capital of Itabira Canada;
“Itabira North America” means Itabira North America Inc., a corporation existing under and governed by the CBCA, and a wholly-owned, direct subsidiary of the Offeror;
“Letter of Transmittal” means the letter of transmittal (printed on blue paper) which accompanies this Circular;
“LYONs” means the zero-coupon convertible notes issued by Inco, which are due on March 29, 2021, and are outstanding as of the date hereof, having a principal amount due at maturity of U.S.$1,403,000;
“Meeting” means the special meeting of Shareholders to be held on Wednesday, January 3, 2007 at 10:00 a.m. (Toronto time) at the Alberta Room, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada, and any adjournments or postponements thereof;
“Meeting Materials” means the Notice, this Circular, the form of proxy and the Letter of Transmittal;
“MIP” means Inco’s 2006 Management Incentive Plan;
“MTIP” means Mid-Term Incentive Plan;

“Non-registered Shareholder” means a holder whose Shares are registered either (a) in the name of an Intermediary; or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant;
“Notice” means the notice of the Meeting accompanying the Circular;
“NYSE” means the New York Stock Exchange, Inc.;
“Offer” means the offer to purchase all of the issued and outstanding Shares made by the Offeror to Shareholders on August 14, 2006, as amended;
“Offer Circular” means the take-over bid circular dated August 14, 2006, as amended by the Notice of Variation and Extension dated September 26, 2006, the Notice of Variation and Extension dated October 13, 2006, and the Notice of Extension and Subsequent Offering Period dated October 24, 2006, in respect of the Offer;
“Offeror” means CVRD Canada Inc., a corporation existing under and governed by the CBCA, and a wholly-owned, indirect subsidiary of CVRD;
“OSA” means the Securities Act (Ontario), as amended;
“OSC” means the Ontario Securities Commission;
“OSC Rule 61-501” means Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions, as it may be amended from time to time;
“Policy Q-27” means Policy Statement No. Q-27 of the AMF, as amended;
“Prescribed Security” means a security prescribed for purposes of clause 212(1)(b)(vii)(E) of the Tax Act;
“Proposed Amendments” means all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof;
“PT Inco” means PT International Nickel Indonesia Tbk;
“Record Date” means December 4, 2006, the record date for receiving notice of and voting at the Meeting;
“Redemption Time” means the time on the Effective Date when the redemption of the Amalco Class A Redeemable Preferred Shares will occur;
“Shareholder Rights Plan” means the shareholder rights plan agreement dated as of September 14, 1998, and as amended and restated as of April 28, 1999, April 17, 2002 and April 20, 2005, between Inco and CIBC Mellon Trust Company, as rights agent, which plan was rendered ineffective as of 4:30 p.m. (Toronto time) on August 16, 2006;
“Shareholders” means the holders of Shares, and “Shareholder” means any one of them;
“Shares” means the common shares in the capital of Inco;
“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;
“Stock Option Plans” means the stock option or incentive plans for directors, officers and employees of Inco and other eligible persons (as applicable);
“Subsequent Acquisition Transaction” means an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Inco and the Offeror or an affiliate of the Offeror, for the purpose of enabling the Offeror or such affiliate to acquire all Shares not acquired pursuant to the Offer;
“Tax Act” means the Income Tax Act (Canada), as amended;
“Transfer Agent” means CIBC Mellon Trust Company;
“TSX” means the Toronto Stock Exchange; and
“Warrant” means a warrant to purchase Shares issued pursuant to a warrant indenture dated as of December 1, 2000 between Inco and CIBC Mellon Trust Company and ChaseMellon Shareholder Services L.L.C., as warrant agents.

SUMMARY OF CIRCULAR
      The following is a summary of certain information contained in this Circular and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing in this Circular. Shareholders are urged to read this Circular and the exhibits hereto carefully and in their entirety. Certain capitalized terms used in this summary are defined in the Glossary of Key Terms above.
When and where will the Meeting take place?
      The Meeting will be held on Wednesday, January 3, 2007 at 10:00 a.m. (Toronto time) at the Alberta Room, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada, unless otherwise adjourned or postponed.
Who is entitled to vote at the Meeting?
      Shareholders of record as at December 4, 2006 will be entitled to notice of and to vote at the Meeting. See section entitled “General Information Regarding the Meeting” in this Circular.
What is the purpose of the Meeting?
      The Meeting has been called so that Shareholders may consider, and if thought advisable, pass with or without amendment: (i) the Amalgamation Resolution, being a special resolution approving the Amalgamation substantially on the terms set out in the Amalgamation Agreement; and (ii) the By-law Confirmation Resolution, being an ordinary resolution confirming the amendment to the By-law revising the Canadian residency requirement applicable to the members of the Board of Directors. The full text of the Amalgamation Resolution and the By-law Confirmation Resolution is set forth in Exhibit “A” and Exhibit “B” to this Circular, respectively.
Why is Inco proposing the Amalgamation?
      Pursuant to the Offer, CVRD has indirectly acquired approximately 87.78% of the issued and outstanding Shares of Inco. In the Offer Circular, CVRD disclosed its intention to indirectly acquire 100% of the Shares, including through a Subsequent Acquisition Transaction, such as the Amalgamation, for consideration per Share at least equal in value to the consideration per Share paid under the Offer, subject to any adjustments as disclosed in the Offer Circular. The Amalgamation is a “going-private transaction” which will enable CVRD to indirectly acquire the remaining Shares of Inco.
      CVRD has advised Inco that, prior to the Meeting, all of the Shares acquired pursuant to the Offer will be transferred to Itabira Canada. Through the amalgamation of Inco and Itabira Canada, CVRD would indirectly acquire all of the Shares of Inco that it does not already own.
      See section entitled “Information Regarding the Amalgamation Resolution — Background” in this Circular.
What will happen if the Amalgamation is approved?
      If the Amalgamation Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied, then on the Effective Date, Inco and Itabira Canada will amalgamate and continue as one corporation under the name “CVRD Inco Limited” (which is referred to in this Circular as “Amalco”). As a result of the Amalgamation, the property of each of Inco and Itabira Canada will become the property of Amalco and the obligations of each of Inco and Itabira Canada will become the obligations of Amalco. Immediately after the Amalgamation, Amalco will continue to carry on the business and operations of Inco.
      On the Effective Date, Shareholders (other than Dissenting Shareholders and Itabira Canada) will receive one Amalco Class A Redeemable Preferred Share for each of their Shares and Amalco will redeem each of the Amalco Class A Redeemable Preferred Shares for Cdn.$86.00 in cash at the Redemption Time. The Consideration to be paid by Amalco on redemption of the Amalco Class A Redeemable Preferred Shares will be funded indirectly by CVRD. Following the Amalgamation, Itabira North America will be the only holder of Amalco Common Shares.
      See section entitled “Information Regarding the Amalgamation Resolution — Terms of the Amalgamation” in this Circular.
How do I receive the Consideration?
      In order to receive the Consideration, registered Shareholders must complete and sign the Letter of Transmittal and return it, together with the certificate(s) representing the Shares held and all other required documents, to the Depositary in accordance with the procedure specified in the Letter of Transmittal. If the Amalgamation Resolution is approved by the Shareholders, then as soon as possible following the Redemption Time, Amalco will send, or cause to be sent, the Consideration for the redemption of the Amalco Class A Redeemable Preferred Shares to each registered Shareholder (other than Dissenting Shareholders and Itabira Canada) who has submitted a Letter of Transmittal.
      A registered Shareholder who has lost or misplaced his, her or its certificate(s) representing Shares should complete the Letter of Transmittal as fully as possible and forward it, together with a letter describing the loss, to the Depositary. The Depositary and/or Transfer Agent will assist in making the necessary arrangements (which may include delivery of an affidavit of loss and a surety bond) for payment of the Consideration in accordance with the Amalgamation.
      Non-registered Shareholders (that is, Shareholders whose Shares are registered in the name of an Intermediary, such as a securities broker, financial institution, trustee or custodian, or in the name of a clearing agency (such as CDS) of which the Intermediary is a participant) should carefully follow the instructions that they receive from their Intermediary in order to ensure that their Shares are surrendered and that they receive the Consideration.
      See section entitled “Information Regarding the Amalgamation Resolution — Procedure for Receipt of Consideration” in this Circular.
What Shareholder approvals are required for the Amalgamation?
      For the Amalgamation to be approved by the Shareholders in accordance with applicable law, the Amalgamation Resolution must be passed by: (i) at least two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting; and (ii) a majority of the votes cast by “minority” Shareholders as such term is used in OSC Rule 61-501 and Policy Q 27.
      CVRD and its affiliates, which hold approximately 87.78% of the issued and outstanding Shares, have advised Inco that all of the Shares owned by them will be voted in favour of the Amalgamation Resolution. CVRD and its affiliates are therefore in a position to ensure the approval of the Amalgamation Resolution.
      See sections entitled “Information Regarding the Amalgamation Resolution — Shareholder Approvals” and “Information Regarding the Amalgamation Resolution — Legal Aspects” in this Circular.
What are some of the Canadian federal income tax considerations regarding the Amalgamation?
      A Shareholder who is a resident of Canada will not realize any capital gain (or capital loss) in respect of the disposition of Shares on the Amalgamation. Such a Shareholder will generally realize a capital gain (or capital loss) on the redemption of the Amalco Class A Redeemable Preferred Shares held by it after the Amalgamation to the extent the proceeds of disposition of such shares (which will be equal to the number of such shares multiplied by the redemption price of Cdn.$86.00 per share) exceed (or are less than) the aggregate adjusted cost base to the Shareholder of such shares and any reasonable costs of disposition.
      A Shareholder who is not a resident of Canada generally will not realize any capital gain (or capital loss) in respect of the disposition of Shares on the Amalgamation. Such a Shareholder will not be subject to taxation under the Tax Act on any capital gain realized on the redemption of the Amalco Class A Redeemable Preferred

Shares held by it after the Amalgamation, unless the shares so disposed of constitute “taxable Canadian property” within the meaning of the Tax Act to such Shareholder.
      The foregoing is only a brief summary of certain Canadian federal income tax consequences of the Amalgamation and is qualified by the more detailed general description of Canadian federal income tax considerations under the section entitled “Information Regarding the Amalgamation Resolution — Certain Canadian Federal Income Tax Considerations” in this Circular.
What are some of the United States federal income tax considerations regarding the Amalgamation?
      U.S. holders of Shares that hold such Shares as capital assets generally will recognize capital gain or loss for U.S. federal income tax purposes upon a disposition of such Shares pursuant to the transactions described in this Circular. Holders that are not U.S. holders generally will not be subject to U.S. tax on any gain realized upon such a disposition of Shares unless: (a) such gain is effectively connected with the conduct by the holder of a trade or business in the United States; or (b) in the case of gain realized by an individual, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.
      The foregoing is only a brief summary of U.S. federal income tax consequences and is qualified by the more detailed general description of U.S. federal income tax considerations set forth under the heading “Information Regarding the Amalgamation Resolution — Certain United States Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the transactions described in this Circular.
How will the Amalgamation affect holders of LYONs and Convertible Debentures?
      Subject to the indentures governing the LYONs and Convertible Debentures, holders of LYONs and Convertible Debentures will be entitled to convert their LYONs or Convertible Debentures into Amalco Class A Redeemable Preferred Shares after the Effective Date of the Amalgamation, provided that holders of Convertible Debentures who exercise their right to convert after the Effective Date of the Amalgamation but prior to March 7, 2008 will only be entitled to receive Prescribed Securities. The Convertible Debentures are currently convertible, but may not be convertible after March 31, 2007, since the conditions to conversion relating to the Convertible Debentures may no longer be met after that time.
      Inco has the option to satisfy its obligation to deliver Amalco Class A Redeemable Preferred Shares or Prescribed Securities upon conversion by delivering cash in lieu of all or some of such Amalco Class A Redeemable Preferred Shares or Prescribed Securities, subject to the terms of the LYONs and Convertible Debentures and their respective indentures.
      See section entitled “Information Regarding the Amalgamation Resolution — Effect of the Amalgamation on Holders of LYONs and Convertible Debentures” in this Circular.
Do I have any choice other than to submit my Share certificates?
      Under the provisions of Section 190 of the CBCA, a registered Shareholder has the right to dissent in respect of the Amalgamation Resolution and to be paid the fair value of the Shares held, upon strict compliance with the provisions of applicable law. Failure by a Shareholder to adhere strictly to the requirements set out in Section 190 of the CBCA may result in the loss or unavailability of any right to dissent. See section entitled “Information Regarding the Amalgamation Resolution — Right to Dissent” in this Circular.
How will the Amalgamation and subsequent redemption transaction affect the market for Shares and the listing of the Shares on stock exchanges?
      Shortly after the Effective Date, Inco intends to de-list the Shares from the TSX and, subject to applicable securities laws, Inco intends to cease to be a reporting issuer in each province and territory of Canada in which it is a reporting issuer and to cease to be a reporting company under the U.S. federal securities laws. The Shares were de-listed from the NYSE on November 17, 2006. See section entitled “Information Regarding the Amalgamation Resolution — Effect of the Amalgamation and Redemption Transaction on Markets and Listings” in this Circular.

Why is Inco proposing the By-law Confirmation Resolution?
      The Board of Directors has passed a resolution amending the By-law to remove the requirement that a majority of the members of the Board of Directors and each of the committees of the Board of Directors be resident Canadians, effective October 24, 2006. The By-law now provides that at least 25% of the members of the Board of Directors must be resident Canadians, in accordance with the minimum Canadian residency requirements under Section 105 of the CBCA.
      In accordance with applicable law, a By-law amendment made by the Board of Directors must be submitted to the Shareholders for their consideration at the next meeting of Shareholders. To be confirmed, the By-law Confirmation Resolution must be approved by a simple majority of the votes cast by Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting. CVRD and its affiliates have advised Inco that all of the Shares owned by them will be voted in favour of the By-law Confirmation Resolution and, based on the number of Shares held by them, they possess sufficient votes to ensure the approval of the By-law Confirmation Resolution.
      See section entitled “Information Regarding the By-law Confirmation Resolution” in this Circular.

GENERAL INFORMATION REGARDING THE MEETING
Solicitation of Proxies
      Inco management is using this Circular to solicit proxies from Shareholders for use at the Meeting. Inco will bear the cost of solicitation of proxies. Solicitation will be by mail, possibly supplemented by telephone or other personal contact by employees of Inco.
      The information provided herein is given as of November 30, 2006, unless otherwise specified.
Date, Time and Place of Meeting
      The Meeting will be held on Wednesday, January 3, 2007 at 10:00 a.m. (Toronto time) at the Alberta Room, Fairmont Royal York Hotel, 100 Front Street West, Toronto, Ontario, Canada, unless otherwise adjourned or postponed.
Record Date
      The record date for the determination of Shareholders entitled to notice of and to vote at the Meeting is December 4, 2006. See section entitled “General Information Regarding the Meeting — Voting Instructions” in this Circular.
Purpose of the Meeting
      At the Meeting, Shareholders will be asked to consider, and, if thought advisable, to pass, with or without amendment: (i) the Amalgamation Resolution, being a special resolution approving the Amalgamation substantially on the terms set out in the Amalgamation Agreement; and (ii) the By-law Confirmation Resolution, being an ordinary resolution confirming the amendment to the By-law revising the Canadian residency requirements applicable to members of the Board of Directors. The full text of the Amalgamation Resolution and the By-law Confirmation Resolution is set forth in Exhibit “A” and Exhibit “B” to this Circular, respectively.
Voting of Shares
For Registered Shareholders
      Registered Shareholders (that is, Shareholders who have a certificate representing Shares registered in their names) may vote in person at the Meeting or may appoint someone else to vote for them as their proxy holder by following the instructions set forth below.
      Registered Shareholders may appoint a person to act as their proxy holder, and provide voting instructions to that person in one of the following three ways:

(i)	By Mail. Registered Shareholders may vote by completing the form of proxy accompanying this Circular and returning it in the postage-paid envelope that is also provided;

(ii)	By Telephone. Registered Shareholders may vote by dialing the following toll-free number using a touch-tone telephone within North America: 1-866-271-1207. Such holders will be asked to provide their 13-digit Control Number (located in the bottom left corner of the form of proxy accompanying this Circular) in order to verify their identity; and

(iii)	By Internet. Registered Shareholders may vote by logging on to the following website: www.eproxyvoting.com/incovote. Such holders will be asked to provide their 13-digit Control Number (located in the bottom left corner of the form of proxy accompanying this Circular) in order to verify their identity.
      The proxy holders named in the attached form of proxy, and pursuant to telephone and Internet voting, are directors of Inco. Registered Shareholders may appoint another person to act as their proxy holder, including someone who is not a Shareholder, but only if that instruction is provided on the proxy and the proxy is sent in by mail or such appointment is made when voting by Internet. (Such an appointment may not be made by telephone.)
      Registered holders of Shares who are unable to attend the Meeting in person are requested to complete, date, sign and deposit the enclosed form of proxy with Inco, c/o CIBC Mellon, P.O. Box 721, Agincourt, Ontario, M1S 0A1 (fax: 416-368-2502), prior to 10:00 a.m. (Toronto time) on January 2, 2007, or, if the Meeting is adjourned or postponed, not less than 24 hours prior to the start of such adjourned or postponed meeting.
For Non-registered Shareholders
      Non-registered Shareholders (that is, Shareholders whose Shares are registered in the name of an Intermediary, such as a securities broker, financial institution, trustee or custodian, or in the name of a clearing agency (such as CDS) of which the Intermediary is a participant) should carefully follow the instructions on the request for voting instructions or form of proxy that they receive from their Intermediary, in order to vote the Shares that are held through that Intermediary. Non-registered Shareholders should follow the instructions for mail, telephone or Internet voting provided to them by their Intermediary.
      Since Inco generally does not have access to the names of its Non-registered Shareholders, Non-registered Shareholders who wish to attend the Meeting and vote in person should insert their own name in the blank space provided in the request for voting instructions or form of proxy to appoint themselves as proxy holders and then follow their Intermediary’s instructions for returning the request for voting instructions or proxy form. Non-registered holders of Shares should complete and return the voting instruction form or other authorization provided to them in accordance with the instructions provided therein.
Voting Instructions
      On the form of proxy, Shareholders may indicate how they want their proxy holder to vote their Shares, or they may let their proxy holder decide for them. If voting instructions are given, then proxy holders must vote Shares in accordance with those instructions.
      If no voting instructions are given, then proxy holders may vote Shares as they see fit. If a Shareholder appoints the proxy holders named on the attached form of proxy, who are directors of Inco, and does not specify how they should vote their Shares, then their Shares will be voted “FOR” the Amalgamation Resolution and “FOR” the By-law Confirmation Resolution.
      At the time of the printing of this Circular, Inco is not aware of any amendments or variations to these matters or any other matter to be presented at the Meeting. If any other matter should properly be presented at the Meeting, proxy holders will have the discretion to vote Shares in accordance with their best judgment.
Revocation of Proxies
      Registered Shareholders who have returned a form of proxy may revoke it by:

(i)	completing and signing a form of proxy with a later date than the form of proxy which was previously returned and depositing the later-dated form of proxy with the Transfer Agent; or

(ii)	depositing a written statement signed by them or their attorney as authorized by the registered Shareholders in writing (a) with the Office of the Secretary, at Inco’s head office, at any time up to and including January 2, 2007 or, if the Meeting is adjourned, the business day before the day to which the Meeting has been adjourned, or (b) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting, before the start of the Meeting.
      Voting instructions conveyed by mail or in person by a later-dated instrument in writing or conveyed by telephone or the Internet will revoke any prior voting instructions.

      Non-registered Shareholders may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary. However, Intermediaries may be unable to take any action on the revocation if the revocation is not provided sufficiently in advance of the Meeting.
Counting the Votes
      Inco’s registrar and transfer agent, CIBC Mellon Trust Company, or its authorized agents, will count and tabulate the proxies.
      The Transfer Agent preserves the confidentiality of individual Shareholder votes except:

(i)	in cases where a Shareholder clearly intends to communicate his or her individual position to management; and

(ii)	where necessary to enable management to comply with legal requirements.
Securities Entitled to Vote
      As of November 30, 2006, the date of this Circular, 223,357,308 Shares were issued and outstanding. Each holder of Shares is entitled to one vote per Share held on all matters to come before the Meeting. The Shares are the only securities of Inco which will have voting rights at the Meeting.
Principal Holders of Shares
      To the knowledge of the directors and officers of Inco, the only person who, together with the person’s associates, as at November 30, 2006, beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the votes attached to all issued and outstanding Shares is CVRD, which Inco is informed, beneficially owns, through its affiliates, 196,071,929 Shares, representing approximately 87.78% of the issued and outstanding Shares.

INFORMATION REGARDING THE AMALGAMATION RESOLUTION
Background
      On August 14, 2006, the Offer was made by the Offeror to purchase all of the issued and outstanding Shares for Cdn.$86.00 in cash per Share. On September 26, 2006, the Offeror varied and extended the expiry date of the Offer until October 16, 2006. On October 13, 2006, the Offeror varied and extended the expiry date of the Offer until October 23, 2006.
      On October 24, 2006, CVRD announced that: (i) all of the conditions to the completion of the Offer had been satisfied; (ii) the Offeror took up 174,623,019 Shares deposited under the Offer, including Shares deposited by guaranteed delivery, as at midnight (Toronto time) on October 23, 2006, representing approximately 75.66% of the outstanding Shares on a fully-diluted basis; and (iii) the Offeror had extended the expiry date of the Offer until November 3, 2006 to provide a subsequent offering period. From October 24 to November 3, 2006, the Offeror took up an additional 21,455,257 Shares deposited under the Offer, including Shares deposited by guaranteed delivery. As at the expiry time of the Offer, the Offeror had taken up 85.67% of the outstanding Shares on a fully-diluted basis.
      In the Offer Circular, the Offeror disclosed its intention to acquire 100% of the Shares by way of a Compulsory Acquisition or to propose a Subsequent Acquisition Transaction, in each case for consideration per Share at least equal in value to the consideration paid by the Offeror per Share under the Offer, subject to any adjustments as disclosed in the Offer Circular. The Amalgamation constitutes a Subsequent Acquisition Transaction.
      CVRD has advised Inco that, prior to the Meeting, all of the Shares acquired pursuant to the Offer will be transferred to Itabira Canada. Through the amalgamation of Inco and Itabira Canada, CVRD would indirectly acquire all of the Shares of Inco that it does not already own.
Reasons for the Amalgamation
      In considering whether to call the Meeting and to present the Amalgamation Resolution to effect the Amalgamation to the Shareholders for approval, the Board of Directors noted that: (i) a Subsequent Acquisition Transaction, such as the Amalgamation, had been contemplated in the Offer; (ii) the Consideration under the Amalgamation is equal in value to the consideration per Share paid under the Offer (Cdn.$86.00 per Amalco Class A Redeemable Preferred Share) and is in the same form (cash); and (iii) CVRD and its affiliates have a sufficient number of Shares to pass the Amalgamation Resolution.
Terms of the Amalgamation
      If the Amalgamation Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied, then on the Effective Date, Inco and Itabira Canada will amalgamate and continue as one corporation under the name “CVRD Inco Limited” (which is referred to in this Circular as “Amalco”). As a result of the Amalgamation, the property of each of Inco and Itabira Canada will become the property of Amalco and the obligations of each of Inco and Itabira Canada will become the obligations of Amalco. Immediately after the Amalgamation, Amalco will continue to carry on the business and operations of Inco.
      On the Effective Date of the Amalgamation, Shareholders (other than Dissenting Shareholders and Itabira Canada) will receive one Amalco Class A Redeemable Preferred Share for each of their Shares and Itabira North America will receive one Amalco Common Share for each of its Itabira Canada Common Shares. Itabira North America will be the only holder of Amalco Common Shares following the Amalgamation. The terms of the Amalco Class A Redeemable Preferred Shares require Amalco to redeem each such share for Cdn.$86.00 in cash at the Redemption Time. The Consideration paid by Amalco on redemption of the Amalco Class A Redeemable Preferred Shares will be funded indirectly by CVRD. Any Amalco Class A Redeemable Preferred Shares issued following the Redemption Time may be redeemed by a resolution of the Board of Directors. The redemption price for any such redemption will also be Cdn.$86.00 in cash.

      Certain Canadian federal income tax implications and certain U.S. federal income tax implications are discussed in this Circular. See sections entitled “Information Regarding the Amalgamation Resolution — Certain Canadian Federal Income Tax Considerations” and “Information Regarding the Amalgamation Resolution — Certain United States Federal Income Tax Considerations” in this Circular.
Amalgamation Agreement
      The following description of the Amalgamation Agreement is qualified in its entirety by reference to the full text of the form of Amalgamation Agreement attached as Exhibit “C”. For a full description of the provisions of the Amalco Common Shares, the Amalco Class A Redeemable Preferred Shares and the Amalco Class B Redeemable Preferred Shares, see Schedule I to the Amalgamation Agreement.
      If approved by Shareholders, the Amalgamation, which is being carried out pursuant to Sections 181 and 182 of the CBCA, will be effected in accordance with the Amalgamation Agreement. Subject to obtaining the requisite Shareholder approvals, satisfaction of all other conditions as provided in the Amalgamation Agreement and the filing of articles of amalgamation, the Amalgamation will become effective on the Effective Date.
      On the Effective Date, Inco and Itabira Canada will amalgamate and continue as one corporation under the name “CVRD Inco Limited”. On the Effective Date:

(i)	each issued and outstanding Share (other than those held by Dissenting Shareholders and by Itabira Canada) will be converted into one Amalco Class A Redeemable Preferred Share (each of which will be redeemed at the Redemption Time);

(ii)	each issued and outstanding Itabira Canada Common Share will be converted into one Amalco Common Share;

(iii)	each issued and outstanding Share held by Itabira Canada will be cancelled without any payment of capital in respect thereof; and

(iv)	each issued and outstanding Share held by a Dissenting Shareholder, if any, will become an entitlement to be paid the fair value of such Shares.
      In accordance with the CBCA, on the Effective Date:

(i)	Inco and Itabira Canada will be amalgamated and continue as Amalco under the terms and conditions prescribed in the Amalgamation Agreement;

(ii)	Amalco will possess all the property and will be subject to all obligations and any existing cause of action, claim or liability to prosecution of each of Inco and Itabira Canada;

(iii)	a conviction against, or ruling, order or judgment in favour or against Inco or Itabira Canada may be enforced by or against Amalco;

(iv)	Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil, criminal or administrative action or proceeding pending by or against Inco or Itabira Canada before the Amalgamation has become effective; and

(v)	the articles of amalgamation will be deemed to be the articles of incorporation of Amalco and the certificate of amalgamation will be deemed to be the certificate of incorporation of Amalco.
      Immediately after the Amalgamation, Amalco will continue to carry on the business and operations of Inco. Following the Amalgamation, at the Redemption Time, each Amalco Class A Redeemable Preferred Share will be redeemed by Amalco for Cdn.$86.00 in cash, in accordance with the terms of the Amalco Class A Redeemable Preferred Shares.
      The Amalgamation Agreement is subject to several conditions, including that:

(i)	the Amalgamation Agreement and the transactions contemplated thereby, including in particular the Amalgamation, shall have been approved by the shareholders of each of Inco and Itabira Canada in accordance with the provisions of the CBCA and any other applicable regulatory requirements, including OSC Rule 61-501 and AMF Policy Q-27;

(ii)	all necessary governmental or regulatory approvals and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to Inco and Itabira Canada or any applicable governmental or regulatory waiting period shall have expired or been terminated; and

(iii)	no action, suit or proceeding shall have been threatened or taken before or by any court or tribunal and no law shall be proposed or enacted nor there shall have occurred or been threatened a change (or any condition, event or development involving a prospective change) in the business, assets, capitalization, financial condition or prospects of Itabira Canada, Inco or any of their respective subsidiaries, which, in the sole judgment of Inco or Itabira Canada, in any such case, might make it inadvisable for Inco or Itabira Canada, as the case may be, to proceed with the Amalgamation.

      The Amalgamation Agreement may be terminated by Inco or Itabira Canada at any time before the Effective Date.
Shareholder Approvals
      The text of the Amalgamation Resolution is set forth in Exhibit “A to this Circular.
      For the Amalgamation to be approved by the Shareholders in accordance with applicable law, the Amalgamation Resolution must be passed by: (i) at least two-thirds of the votes cast by Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting; and (ii) a majority of the votes cast by “minority” Shareholders, as such term is used in OSC Rule 61-501 and Policy Q-27. CVRD and its affiliates are permitted to vote the Shares held for the purposes of the approval of the Amalgamation Resolution by “minority” Shareholders.
      CVRD and its affiliates, which hold approximately 87.78% of the issued and outstanding Shares, have advised Inco that all of the Shares owned by them will be voted in favour of the Amalgamation Resolution. The votes attached to the Shares held by CVRD and its affiliates are sufficient to enable all the foregoing approvals to be obtained. In particular, the votes attached to the 196,071,929 Shares taken up by the Offeror pursuant to the Offer (representing approximately 87.78% of the issued and outstanding Shares), which Shares will be transferred to Itabira Canada prior to the Meeting, may be counted as part of the votes attached to the Shares held by “minority” Shareholders and represent more than a majority of such votes. CVRD and its affiliates are therefore in a position to have the Amalgamation Resolution approved. See section entitled “Information Regarding Amalgamation Resolution — Legal Aspects” below.
      The Board of Directors recommends that Shareholders vote in favour of the Amalgamation Resolution.
      Dissenting Shareholders will be entitled to be paid the fair value of their Shares in accordance with and subject to strict compliance with the provisions of Section 190 of the CBCA. For a full description of such dissent rights, see section entitled “Information Regarding the Amalgamation Resolution — Right to Dissent” below and Exhibit “D” and Exhibit “E” to this Circular.
Expenses of the Proposed Transaction
      Inco will pay the costs relating to the Amalgamation including legal, accounting, filing and printing costs and the preparation of this Circular. The amount of such costs is expected to be approximately Cdn.$500,000.
Board Approval
      The Board of Directors has reviewed the Amalgamation Agreement and authorized Inco to enter into the Amalgamation Agreement as well as the mailing of this Circular to Shareholders. The Board of Directors previously determined, in connection with the Board of Directors’ consideration of the Offer, that the consideration to be received by the Shareholders under the Offer was fair, from a financial point of view, to the Shareholders and recommended that the Shareholders accept the Offer and deposit their Shares under the Offer.

Legal Aspects
      The Amalgamation constitutes a “going-private transaction” and a “business combination” within the meaning of section 193 of the CBCA and certain applicable Canadian securities legislation, including OSC Rule 61-501 and Policy Q-27. Section 193 of the CBCA expressly permits “going-private” transactions subject to compliance with applicable provincial securities laws.
      OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, an issuer proposing to carry out such a transaction is required to: (i) engage an independent valuator to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation; and (ii) obtain the approval of a majority of the “minority” Shareholders (as that term is used in OSC Rule 61-501 and Policy Q-27). As set out in further detail below, Inco will comply with such provincial securities law requirements.
      Inco and the Offeror are relying on an exemption from the valuation requirement under OSC Rule 61-501 and Policy Q-27 for a second step business combination transaction completed within 120 days after the expiry of a formal take-over bid for consideration at least equal to and of the same type as that paid in the take-over bid, provided certain tax and other stipulated disclosure is given in the take-over bid disclosure documents.
      Under the CBCA, the Amalgamation requires the approval of at least 66 2/3% of the votes cast by holders of the outstanding Shares, at a meeting duly called and held for the purpose of approving the Amalgamation. OSC Rule 61-501 and Policy Q-27 require that, unless exempted, in addition to any other required Shareholder approval, in order to complete a business combination or going-private transaction, as applicable, the approval of a majority of the votes cast by “minority” holders of the affected securities be obtained. In relation to the Amalgamation, subject to the exemption noted below, the “minority” holders will be all Shareholders, other than the following: (i) the Offeror; (ii) any “related parties” of the Offeror (as defined, for the purposes of OSC Rule 61-501 and Policy Q-27); and (iii) any person or company acting jointly or in concert with the foregoing.
      OSC Rule 61-501 and Policy Q-27 also provide that the Shares acquired pursuant to the Offer may be treated as “minority” Shares and may be voted or considered voted in favour of such business combination or going-private transaction if the consideration per security in such transaction is at least equal in value to and of the same type as the consideration paid under the Offer. Accordingly, for the purposes of the approval by “minority” Shareholders, the Offeror, or an affiliated entity of the Offeror, is permitted to vote the Shares acquired pursuant to the Offer as a “minority” Shareholder.
      Inco has made application to, and received exemptive relief from, the OSC and the other applicable Canadian Securities Administrators from the requirements under National Instrument 51-102 — Continuous Disclosure Obligations and other securities legislation to include in this Circular prospectus-level disclosure as well as disclosure relating to executive compensation and indebtedness of directors and executive officers.
      Rule 13e-3 under the Exchange Act is applicable to certain “going-private” transactions in the United States. Inco and the Offeror have been advised that Rule 13e-3 will not be applicable to the Amalgamation because the requirements of the exception provided in Rule 13e-3(g)(1) will be satisfied (including that the Amalgamation will occur within one year of the date of termination of the Offer and the Consideration is equal to the Offer consideration).
Judicial Developments
      Prior to the pronouncement of OSC Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going-private transactions or business combinations within the meaning of OSC Rule 61-501 and Policy Q-27. Inco and the Offeror have been advised that notices and judicial decisions indicate a willingness to permit these transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the “minority” Shareholders. Recent amendments to the CBCA expressly permit “going-private transactions”, subject to compliance with procedural and substantive fairness requirements consistent with those set forth in Rule 61-501 and Policy Q-27.

      Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going-private transaction.
Procedure for Receipt of Consideration
      Upon completion of the Amalgamation on the Effective Date, Shareholders (other than Dissenting Shareholders and Itabira Canada) will receive Amalco Class A Redeemable Preferred Shares which will be redeemed for the Consideration at the Redemption Time.
      No certificates will be issued in respect of Amalco Class A Redeemable Preferred Shares. Such shares shall be evidenced solely by the certificates formerly representing the Shares.
Payment and Delivery of the Consideration to Registered Shareholders
      In order to receive the Consideration, a registered Shareholder must first deliver to the Depositary a properly completed Letter of Transmittal, together with the certificates representing such Shareholder’s Shares and such other additional documents as the Depositary may reasonably require. As soon as practicable after the Redemption Time, assuming due delivery of the required documentation, Amalco will, or will cause the Depositary to, forward cheques for the Consideration (without interest) to which the registered Shareholder is entitled by first class mail to the address of the Shareholder as specified in the Letter of Transmittal, unless the Shareholder indicates to the Depositary that he or she wishes to pick up the cheques representing the Consideration, in which case the cheques will be available at the office of the Depositary for pick-up by such holder.
      Under no circumstances will interest on the Consideration be paid by Amalco by reason of any delay in paying the Consideration or otherwise.
Lost Share Certificates
      A registered Shareholder who has lost or misplaced his, her or its certificate(s) representing Shares should complete the Letter of Transmittal as fully as possible and forward it, together with a letter describing the loss, to the Depositary. The Depositary and/or Transfer Agent will assist in making the necessary arrangements (which may include delivery of an affidavit of loss and a surety bond to protect Inco if the original certificate is negotiated) for payment of the Consideration in accordance with the Amalgamation. Such registered Shareholders should ensure that suitable contact information is provided in the Letter of Transmittal so that the Depositary and/or Transfer Agent may contact them.
Method of Delivery of Share Certificates and Letter of Transmittal
      The method of delivery of certificates representing Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person delivering them. Inco recommends that such documents be delivered by hand to the Depositary, at the office noted in the Letter of Transmittal, and that a receipt be obtained therefor, or if mailed, that registered mail, with return receipt requested, be used, and that proper insurance be obtained.
Prescription Period
      On the Effective Date, each registered Shareholder will be removed from Inco’s register of Shareholders, and until validly surrendered, the Share certificate(s) held by such former Shareholder will represent only the right to receive, upon such surrender, the Consideration (without interest). Any certificate which prior to the Effective Date represented issued and outstanding Shares which has not been surrendered, with all other instruments required by the Letter of Transmittal, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim or interest of any kind or nature against Amalco or the Depositary.

Non-registered Shareholders
      Non-registered Shareholders (that is, Shareholders whose Shares are registered in the name of an Intermediary, such as a securities broker, financial institution, trustee or custodian, or in the name of a clearing agency (such as CDS) of which the Intermediary is a participant) should carefully follow the instructions that they receive from their Intermediary in order to ensure that their Shares are surrendered and that they receive the Consideration. For more information, Non-registered Shareholders should contact their Intermediary.
Certain Canadian Federal Income Tax Considerations
      In the opinion of Stikeman Elliott LLP, the following summary fairly presents the principal Canadian federal income tax considerations under the Tax Act of the Amalgamation and the redemption of Amalco Class A Redeemable Preferred Shares generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act: (i) deals at arm’s length with Amalco, Itabira Canada and Inco; (ii) is not affiliated with Amalco, Itabira Canada or Inco; and (iii) holds their Shares and the Amalco Class A Redeemable Preferred Shares as capital property.
      Shares and Amalco Class A Redeemable Preferred Shares will generally be considered to be capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business or the Shareholder has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders who are resident in Canada for the purposes of the Tax Act and whose Shares or Amalco Class A Redeemable Preferred Shares might not otherwise be capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by such Shareholder in the taxation year in which the election is made, and in all subsequent taxation years, deemed to be capital property. Such Shareholders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available and advisable in their particular circumstances.
      This summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel’s understanding of the administrative practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary also takes into account all Proposed Amendments, and assumes that all Proposed Amendments will be enacted in the form proposed. However, there can be no assurance that the Proposed Amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein. This summary assumes that the Shares are and will be, at all relevant times, listed on a prescribed stock exchange (which includes the TSX).
      This summary is not applicable to a Shareholder that is: (i) a “financial institution” as defined in the Tax Act for purposes of the “mark-to-market property” rules; or (ii) a Shareholder an interest in which is a “tax shelter investment” as defined in the Tax Act. In addition, this summary does not address all issues relevant to a Shareholder who acquired their Shares on the exercise of an employee stock option. Such Shareholders should consult their own tax advisors.
      This summary is not exhaustive of all Canadian federal income tax considerations and is of a general nature only. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations with respect to the tax consequences to any particular Shareholder are made. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or other local tax authority.

Residents of Canada
      This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act, is or is deemed to be, resident in Canada (a “Resident Shareholder”).
Disposition of Shares on Amalgamation
      A Resident Shareholder whose Shares are converted into Amalco Class A Redeemable Preferred Shares on the Amalgamation will not realize any capital gain or capital loss as a result of the conversion. The Resident Shareholder will be considered to have disposed of its Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Shares to the Resident Shareholder immediately before the Amalgamation and to have acquired the Amalco Class A Redeemable Preferred Shares at an aggregate cost equal to such proceeds of disposition. There will, however, be income tax consequences to the Resident Shareholder on the redemption of the Resident Shareholder’s Amalco Class A Redeemable Preferred Shares, as discussed below.
Redemption of Amalco Class A Redeemable Preferred Shares
      The Amalgamation Agreement effectively provides that, on the Amalgamation, there shall be allocated to the Amalco Class A Redeemable Preferred Shares paid-up capital equal to the aggregate redemption price thereof. Accordingly, on the redemption of Amalco Class A Redeemable Preferred Shares held by a Resident Shareholder, the Resident Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such shares (which will be equal to the redemption price of Cdn.$86.00 per share) exceed (or are less than) the aggregate adjusted cost base to the Resident Shareholder of such shares and any reasonable costs of disposition. The tax treatment of capital gains and capital losses under the Tax Act is discussed below.
Dissenting Shareholders
      Under the current administrative practice of the CRA, Resident Shareholders who are Dissenting Shareholders will be considered to have disposed of their Shares for proceeds of disposition equal to the amount paid by Amalco to them for such Shares less the amount of any interest awarded by a court, and will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of such Shares to the Resident Shareholder and any reasonable costs of disposition. Any interest awarded by a court to a Resident Shareholder who is a Dissenting Shareholder will be included in the Resident Shareholder’s income for the purposes of the Tax Act. The tax treatment of capital gains and capital losses under the Tax Act is discussed below.
Taxation of Capital Gains or Losses
      A Resident Shareholder who realizes a capital gain or a capital loss on the disposition of Amalco Class A Redeemable Preferred Shares or, in the case of a Resident Shareholder who is a Dissenting Shareholder, on the disposition of Shares, will generally be required to include in income for a taxation year one-half of the amount of any such capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Shareholder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in such year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.
      In general, a capital loss otherwise arising upon the disposition of any such shares by a Resident Shareholder may, in certain circumstances, be reduced by the amount of dividends previously received or deemed to have been received on such shares or, in the case of a disposition of Amalco Class A Redeemable Preferred Shares, on the Shares converted on the Amalgamation, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Share or Amalco Class A Redeemable Preferred Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Shareholders should consult their own tax advisors.

      A Resident Shareholder that is throughout the taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.
      Capital gains realized by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax under the Tax Act. Resident Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.
Non-Residents of Canada
      This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for the purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; (ii) does not use or hold and is not deemed to use or hold Shares or Amalco Class A Redeemable Preferred Shares in connection with carrying on a business in Canada or as “designated insurance property”; and (iii) whose Shares and Amalco Class A Redeemable Preferred Shares do not otherwise constitute “taxable Canadian property” to the Shareholder as defined in the Tax Act (a “Non-Resident Shareholder”). Shares and Amalco Class A Redeemable Preferred Shares will generally not constitute taxable Canadian property to a Shareholder unless, at any time during the 60 month period immediately preceding the disposition thereof, 25% or more of the issued shares of any class or series of a class of the capital stock of Inco or 25% or more of the Amalco Class A Redeemable Preferred Shares were owned or deemed under the Tax Act to be owned by the Shareholder, by persons with whom the Shareholder did not deal at arm’s length, or by any combination thereof. A Shareholder’s Shares or Amalco Class A Redeemable Preferred Shares may also be deemed to constitute taxable Canadian property to a Shareholder in certain circumstances specified in the Tax Act.
Realization of Capital Gains
      A Non-Resident Shareholder will not realize any capital gain in respect of the disposition of Shares on the Amalgamation and will not be subject to taxation under the Tax Act in respect of any capital gain realized on the redemption of the Amalco Class A Redeemable Preferred Shares.
Dissenting Shareholders
      Under the current administrative practice of the CRA, the receipt by a Non-Resident Shareholder who is a Dissenting Shareholder with respect to the Amalgamation of a cash payment from Amalco equal to the fair market value of his or her Shares will be treated as proceeds of disposition of such Shares (except for any amount received as interest). No Canadian tax will be payable on any capital gain realized by a Non-Resident Shareholder in these circumstances. Any amount received as interest will be subject to non-resident withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled pursuant to the provisions of an applicable income tax convention between Canada and the country in which the Non-Resident Shareholder is resident.
Certain United States Federal Income Tax Considerations
      The following is a summary of certain U.S. federal income tax considerations relating to the Amalgamation and the disposition of the Amalco Class A Redeemable Preferred Shares that may be relevant to a beneficial owner of Shares that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of such transactions (a “U.S. Holder”). The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. The discussion does not deal with special classes of holders, such as dealers in securities or currencies, banks, financial institutions, insurance companies, tax-exempt organizations, persons holding Shares as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction or persons that have a functional currency other than the U.S. dollar. This discussion assumes that the Shares are held as “capital assets” within the meaning of Section 1221 of the Code.
      In addition, the discussion does not describe any tax consequences arising out of the Laws of any state, local or foreign jurisdiction. Accordingly, each holder should consult its own tax advisor with regard to the transactions described in this Circular and the application of U.S. federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation.
Disposition of the Shares
      Dispositions of Shares pursuant to the transactions described in this Circular by U.S. Holders will be taxable transactions for U.S. federal income tax purposes. A U.S. Holder so disposing of Shares will recognize gain or loss in an amount equal to the difference between the amount of cash received (either pursuant to the redemption of the Amalco Class A Redeemable Preferred Shares or pursuant to a U.S. Holder’s rights as a Dissenting Shareholder) and the U.S. Holder’s adjusted tax basis in the Shares sold at the time of sale. If a U.S. Holder receives a currency other than the U.S. dollar upon redemption of the Amalco Class A Redeemable Preferred Shares (including pursuant to a U.S. Holder’s rights as a Dissenting Shareholder), the amount realized will be the U.S. dollar value of the currency received calculated at the exchange rate in effect on the settlement date. Any gain or loss realized by a U.S. Holder pursuant to the transactions described in this Circular generally will be treated as a capital gain or loss.
      A U.S. Holder’s adjusted tax basis in a Share generally will equal the amount paid therefor. In the case of a Share purchased for foreign currency, the cost of such Share to a U.S. Holder will be the U.S. dollar value of the foreign currency purchase price on the date of purchase. In the case of a Share that is traded on an established securities market, a cash basis U.S. Holder (and, if it so elects, an accrual basis U.S. Holder) determines the U.S. dollar value of the cost of such Share by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.
      Certain non-corporate U.S. Holders (including individuals) are generally eligible for preferential rates of U.S. federal income taxation in respect of long-term capital gain (i.e., capital gain on Shares that are held for more than one year). The deductibility of capital losses is limited under the Code. Any gain or loss recognized by a U.S. Holder generally should be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.
      Any gain realized pursuant to the transactions described in this Circular by a person that is not a U.S. Holder will not be subject to U.S. federal income tax, including withholding tax, unless: (i) such gain is effectively connected with the conduct by the Holder of a trade or business in the United States; or (ii) in the case of gain realized by an individual Holder, the Holder is present in the United States for 183 days or more in the taxable year of the sale and either: (a) such gain or income is attributable to an office or other fixed place of business maintained in the United States by such Holder; or (b) such Holder has a tax home in the United States.
Backup Withholding
      A U.S. Holder who tenders its Shares may be subject to backup withholding on the payments that the U.S. taxpayer receives unless such U.S. Holder: (i) is a corporation or comes within certain other exempt categories and demonstrates this fact; or (ii) provides a correct taxpayer identification number on an IRS Form W-9, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under these rules will be allowed as a credit against such U.S. Holder’s federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.
Right to Dissent
      Under the provisions of Section 190 of the CBCA, a registered Shareholder may dissent in respect of the Amalgamation Resolution. If the Amalgamation is completed, Dissenting Shareholders who strictly comply with the procedures set forth in the CBCA will be entitled to be paid the fair value of their Shares.
      In the event that a Shareholder fails to perfect or effectively withdraws that Shareholder’s claim under Section 190 of the CBCA or forfeits that Shareholder’s right to make a claim under Section 190 of the CBCA or his or her rights as a Shareholder are otherwise reinstated, each Share held by that Shareholder shall thereupon be deemed to have been converted into an Amalco Class A Redeemable Preferred Share as of the Effective Date.

      The dissent right and dissent procedure provided by Section 190 of the CBCA are summarized in Exhibit “D” to this Circular and the text of Section 190 of the CBCA is set out in Exhibit “E” to this Circular. Shareholders who wish to exercise dissent rights should seek legal advice, as failure to adhere strictly to the requirements set out in Section 190 of the CBCA may result in the loss or unavailability of any right to dissent.
Effect of the Amalgamation on Holders of LYONs and Convertible Debentures
General
      Inco has issued three types of convertible debt instruments: (i) LYONs; (ii) 2023 Convertible Debentures; and (iii) 2052 Subordinated Convertible Debentures.
      The LYONs were issued under an indenture dated as of March 29, 2001 and the aggregate amount payable at maturity of the LYONs outstanding as of November 30, 2006 is U.S.$1,403,000. Based on this aggregate amount of LYONs outstanding as of November 30, 2006, the LYONs are convertible into an aggregate of 37,254 Shares.
      The Convertible Debentures were issued under indentures and first supplemental indentures each dated as of March 7, 2003 and the aggregate principal amount payable at maturity of the 2023 Convertible Debentures and 2052 Subordinated Convertible Debentures outstanding as of November 30, 2006 is U.S.$1,659,000 and U.S.$26,000, respectively. Based on this aggregate amount of Convertible Debentures outstanding as of November 30, 2006, the 2023 Convertible Debentures and 2052 Subordinated Convertible Debentures are convertible into an aggregate of 52,981 and 999 Shares, respectively.
      In the Offer Circular, holders of LYONs and Convertible Debentures were informed that if they wished to receive the consideration under the Offer, they were required, to the extent permitted by the terms of the respective securities and applicable law, to convert their respective securities in order to obtain Shares and tender such Shares under the Offer. Similarly, in order to vote with respect to the Amalgamation, holders of LYONs and Convertible Debentures were required to convert their respective securities into Shares, prior to the Record Date.
      On November 13, 2006, Inco made, pursuant to the indentures governing each of the LYONs and Convertible Debentures, an offer to purchase all such securities for cash. Such offer expires at 5:00 p.m. (New York City Time) on January 5, 2007.
Conditions to Conversion
      The LYONs are convertible at any time and from time to time at the option of the holder thereof in accordance with the indenture governing the LYONs.
      Convertible Debentures, however, may only be converted in the circumstances described below and in accordance with and subject to the terms of the indentures governing the Convertible Debentures. Convertible Debentures are currently convertible, but may not be following March 31, 2007, since the conditions to conversion relating to the Convertible Debentures may no longer be met after that time.
      A Holder may convert its Convertible Debentures only under the following circumstances:

•	in a calendar quarter (and only during such calendar quarter) if, as of the last day of the immediately preceding calendar quarter, the closing sale price of the Shares for at least 20 “trading days” in the period of 30 consecutive trading days ending on the last trading day of such preceding quarter is more than 120% of the accreted conversion price per Share (in the case of the 2023 Debentures) or the conversion price per Share (in the case of the 2052 Debentures) on the last trading day of such preceding quarter; or

•	during the five business-day period following any ten consecutive trading-day period in which the trading price of the 2023 Debentures or 2052 Debentures, as the case may be, for each day of such period was less than 95% of the product of the closing sale price of the Shares multiplied by the conversion rate in effect for that period; or

•	if the 2023 Debentures or 2052 Debentures have been called for redemption; or

•	upon the occurrence of certain specified corporate events, including a distribution to all holders of the Company’s Shares of certain rights, assets or debt securities, or, in certain circumstances, if the Company is party to a consolidation, amalgamation, merger, statutory arrangement (involving a business combination) or sale of all or substantially all of its consolidated assets involving an entity that is not an affiliate of Inco.

      The conversion rates of the LYONs, 2023 Convertible Debentures, and 2052 Subordinated Convertible Debentures as of November 30, 2006 are: 26.553 Shares per $1,000 amount payable at maturity for the LYONs; 31.9354 Shares per $1,000 amount payable at maturity of the 2023 Convertible Debentures; and 38.4423 Shares per $1,000 principal amount of the 2052 Subordinated Convertible Debentures. Inco has the option to satisfy its obligation to deliver Shares on conversion by delivering cash in lieu of all or some of the Shares, subject to the terms of the LYONs and Convertible Debentures and the respective indentures.
Effect of De-listing on Conversion Conditions
      The Shares have been de-listed from the NYSE as of November 17, 2006, and Inco intends to de-list the Shares from the TSX following the Effective Date of the Amalgamation as soon as it is in a position to do so. As a result of the Amalgamation and other planned actions, Inco intends that it will ultimately cease to be a public company. Following the Amalgamation, the conditions to conversion of the Convertible Debentures may be unlikely to be satisfied following March 31, 2007, because such conditions are generally designed for a public company. Each of the “trading price” and “market price” conditions is dependent on there being “trading days” for the Shares, defined as days on which a U.S. national securities exchange is open (if the Shares are then listed on such exchange) or days on which trades may be made on any U.S. automated quotation system (if the Shares are then quoted on such system). Further, given that Itabira Canada is an affiliate of Inco, the Amalgamation will not trigger the “specified corporate events” condition. As a result, following March 31, 2007, holders of Convertible Debentures may not be able to exercise their conversion privileges unless Inco undertakes certain corporate actions which satisfy the remaining conversion conditions, which it has no current intention of doing.
Effect of the Amalgamation on Conversion Privileges
      Each of the indentures governing the LYONs and Convertible Debentures provides that in the event of a Reclassification, Reorganization or Sale (as each term is defined under the indentures governing the respective securities), the right to convert LYONs or Convertible Debentures into Shares shall be changed into a right to convert into, at the option of Inco, among other things, the kind and amount of securities, cash or other assets of Inco or another person which such holders would have received if they had converted their LYONs or Convertible Debentures immediately prior to such event, provided, that following such event, holders of Convertible Debentures shall receive Prescribed Securities if they choose to convert their Convertible Debentures prior to March 7, 2008, unless Inco elects to deliver cash in lieu thereof.
      The terms of the indentures governing the Convertible Debentures further provide that the conversion rate for the Convertible Debentures will be adjusted so that the value of the Prescribed Securities into which the Securities are convertible immediately following a Reclassification, Reorganization or Sale is equivalent (as determined in good faith by the Board of Directors whose determination shall be conclusive and binding) to the value of the property a holder would have been entitled to receive had the holder converted such securities into Shares immediately prior to such event.
      The Amalgamation will constitute a “Reorganization” under the indentures governing the LYONs and the Convertible Debentures. Therefore, if holders of LYONs convert their LYONs following the Amalgamation, they will no longer have the right to convert the LYONs into Shares, but may instead be required to accept the consideration offered in the Amalgamation (that is, Amalco Class A Redeemable Preferred Shares). If holders of Convertible Debentures convert their Convertible Debentures following the Amalgamation, they will no longer have the right to convert the Convertible Debentures into Shares. For a conversion of Convertible Debentures which is effective after the Amalgamation and prior to March 7, 2008, holders will be entitled to receive Prescribed Securities (in the form of Amalco Class B Redeemable Preferred Shares), unless Inco elects to deliver cash in lieu thereof. The Amalco Class B Redeemable Preferred Shares will not be redeemable at the option of the holder or Inco prior to March 7, 2008, they will not be registered under the U.S. Securities Act of 1933, as amended, and Inco does not expect any trading market to develop for them. The Amalco Class B Redeemable Preferred Shares will be redeemable and retractable for Cdn.$86.00 in cash on March 7, 2008, and will be entitled to be paid preferential, cumulative cash dividends payable on March 15, 2007, September 15, 2007, and March 6, 2008 at a fixed rate to be determined by the Board of Directors (in good faith and such determination by the Board of Directors shall be final and binding) such that the value, immediately following the Amalgamation, of each Amalco Class B Redeemable Preferred Share, the terms of which are set out in Schedule I to the Amalgamation Agreement (attached hereto as Exhibit “C”), into which each Convertible Debenture is convertible following the Amalgamation is equivalent to the value of property, being Amalco Class A Redeemable Preferred Shares to be immediately redeemed for Cdn.$86.00 in cash, a holder of such Convertible Debentures would have been entitled to receive had the holder converted such Convertible Debentures into Shares immediately prior to the Amalgamation.
      For a conversion of Convertible Debentures which is effective on or after March 7, 2008, holders may receive the consideration offered in the Amalgamation. Such holders will not receive Shares following the Amalgamation.
      If Amalco undertakes any further Reorganizations, Reclassifications or Sales following the Amalgamation, the considerations above would generally apply to such further event and holders of LYONs or Convertible Debentures may receive securities of, or consideration offered by, a further successor to Amalco, if any, in such transaction.
      The indentures governing the LYONs and Convertible Debentures further provide that Inco may participate in an amalgamation, merger or statutory arrangement if the surviving entity resulting from such a transaction would not be in default under the indenture and assumes, by entering into a supplemental indenture satisfactory in form to the trustee under the indenture governing the LYONs and Convertible Debentures, the due and punctual payment of the principal and interest on the LYONs and Convertible Debentures and the due and punctual performance and observance of all of the covenants and conditions, including the conversion rights, under such indenture. If any LYONs or Convertible Debentures are outstanding immediately before the completion of the Amalgamation, Amalco will be required to enter into such a supplemental indenture, following the completion of the Amalgamation. Amalco will, if required to do so, enter into such supplemental indenture immediately following the Amalgamation.
Certain Tax Consequences
      Non-Canadian holders are cautioned that securities of a Canadian company that are not listed on a prescribed stock exchange (such as the NYSE or the TSX) will constitute “taxable Canadian property” to a non-Canadian holder and such holders may be subject to Canadian tax, subject to relief under an applicable income tax convention between Canada and the country in which the non-Canadian holder is resident and compliance obligations (including notification and withholding provisions) in respect of any gain realized on a disposition of shares that constitute taxable Canadian property. Any dividend paid or credited or deemed to be paid or credited to a non-Canadian holder (for example, on a redemption or retraction of shares) will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the non-Canadian holder is entitled under any applicable income tax convention between Canada and the country in which the non-Canadian holder is resident. Non-Canadian holders are urged to consult their tax advisors with respect to their particular situation.

Effect of the Amalgamation and Redemption Transaction on Markets and Listings
      Inco intends that, shortly after the Effective Date, the Shares will cease trading on the TSX and, subject to applicable securities laws, Inco intends that it will cease to be a reporting issuer in each province and territory of Canada in which it is a reporting issuer and cease to be a reporting company under the U.S. federal securities laws. The Shares were de-listed from the NYSE on November 17, 2006.
      Following the events described in the preceding paragraph, the conditions to conversion of the Convertible Debentures may be unlikely to be satisfied following March 31, 2007, because such conditions are generally designed for a public company.
INFORMATION REGARDING THE BY-LAW CONFIRMATION RESOLUTION
      Shareholders are being asked to confirm an amendment made by the Board of Directors to the By-law revising the Canadian residency requirements applicable to the members of the Board of Directors. Prior to the amendment described below, Section 3.01 of the By-law provided that a majority of the members of the Board of Directors and each of the committees of the Board of Directors must be resident Canadians.
      Effective October 24, 2006, the Board of Directors amended the By-law to eliminate this requirement and provide instead that at least 25% of the members of the Board of Directors shall be resident Canadians. This brings the By-law into alignment with the minimum Canadian residency requirements under Section 105 of the CBCA.
      The text of the By-law Confirmation Resolution is set forth in Exhibit “B” to this Circular.
      For the By-law amendment to be confirmed by the Shareholders in accordance with applicable law, the By-law Confirmation Resolution must be passed by a simple majority of the votes cast by Shareholders present in person or by proxy at the Meeting and entitled to vote at the Meeting. CVRD has advised Inco that all of the Shares owned by CVRD and its affiliates will be voted in favour of the By-law Confirmation Resolution and, based on the number of Shares held by them, they possess sufficient votes to ensure the approval of the By-law Confirmation Resolution.
      The Board of Directors recommends that Shareholders vote in favour of the By-law Confirmation Resolution.

INFORMATION REGARDING INCO
General
      Inco was incorporated in 1916 under the laws of Canada, succeeding a business established in 1902. In 1979, Inco was continued by articles of continuance under the CBCA. Inco’s executive offices are located at 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7. The telephone number for Inco is (416) 361-7511.
      Inco is one of the world’s premier mining and metals companies and is a leading producer of nickel and value-added specialty nickel products. Inco is also an important producer of copper, precious metals and cobalt.
      Inco’s operations consist of three segments: (i) the finished products segment, representing its mining and processing operations in Ontario, Manitoba and Newfoundland and Labrador, Canada, its refining operations in the United Kingdom and interests in refining operations in Japan and other Asian countries; (ii) the intermediates segment, which represents the mining and processing operations of its approximately 61%-owned subsidiary, PT International Nickel Indonesia Tbk, in Indonesia, where nickel-in-matte, an intermediate product, is produced and sold primarily into the Japanese market; and (iii) the development projects segment, which comprises its approximately 74%-owned Goro Nickel project under development in the French overseas territorial community (collectivité territoriale) of New Caledonia, a nickel processing plant being built in Dalian, China, an expansion of its facilities in Indonesia and the next phase of development at Inco’s Voisey’s Bay project in Newfoundland and Labrador (consisting of feasibility work for a nickel processing plant and underground mine development).
      Inco’s principal mines and processing operations are located in Canada in the Sudbury area of Ontario, the Thompson area of Manitoba and Voisey’s Bay in Newfoundland and Labrador, and, through PT Inco, on the Island of Sulawesi, Indonesia. Inco also operates additional wholly-owned metals refineries at Port Colborne, Ontario, Canada; Clydach, Wales and Acton, England. Inco also has interests in nickel refining and nickel specialty products operations in Japan, Taiwan, South Korea and China.
      The Shares are listed and posted for trading on the TSX under the symbol “N”. The Shares were de-listed from the NYSE on November 17, 2006. Inco is a reporting issuer or the equivalent in all provinces and territories of Canada (where such concept exists) and files its continuous disclosure documents with the Canadian securities regulatory authorities. Such documents are available at www.sedar.com.
      The authorized share capital of Inco consists of an unlimited number of common shares and 45 million preferred shares issuable in series, each series consisting of such number of shares and having such provisions attached thereto as may be determined by the Board of Directors, subject to a maximum aggregate issue price of Cdn.$1.5 billion (or the equivalent in other currencies). As of the date hereof there are: (i) 223,357,308 issued and outstanding Shares and 223,498,698 outstanding Shares calculated on a fully-diluted basis; and (ii) no preferred shares outstanding.
      The Shares have general voting rights. Each Shareholder is entitled to receive notice of, to attend and to vote at, on the basis of one vote for each Share held, all meetings of Shareholders other than meetings at which the holders of another class or series of shares are entitled to vote separately.
Ownership of Shares by CVRD and its Affiliates
      Except for the 196,071,929 Shares owned by CVRD, through its affiliates, and the officers mentioned in the subsequent paragraph, none of Inco, or any director or senior officer of Inco, or to the knowledge of the directors and senior officers of Inco, after reasonable enquiry, (i) their respective associates, (ii) any person or company acting jointly or in concert with Inco, or (iii) any person or company holding more than 10 % of any class of equity securities of Inco, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire any securities of Inco.
      Two officers of Inco, Peter C. Jones and William B. Kipkie, currently own 26,000 and 92 Shares, respectively, that were not tendered to the Offer because the certificates representing such Shares were destroyed.

It is currently intended that such Shares will be voted in favour of both the Amalgamation Resolution and the By-law Confirmation Resolution.
      CVRD has advised Inco that all Shares held by CVRD and its affiliates will be voted in favour of both the Amalgamation Resolution and the By-law Confirmation Resolution.
Price Range and Trading Volumes of the Shares
      The following table sets forth the high and low trading prices and the aggregate volume of trading of the Shares on the TSX and the NYSE for the periods indicated:

	TSX			NYSE

	High	Low		High		Low

	(Cdn.$)	(Cdn.$)	Volume	(U.S.$)		(U.S.$)		Volume

2006
November	87.00	85.33	7,176,989	76.59	(1)	74.82	(1)	4,757,200	(1)
October	86.12	85.00	37,169,630	76.86		75.04		9,565,300
September	86.00	84.85	62,149,307	77.91		75.55		19,565,200
August	90.60	83.25	85,953,233	80.60		74.27		40,154,400
July	88.11	72.00	72,591,075	78.00		64.43		49,134,800
June	74.48	63.46	58,902,805	67.12		56.84		58,584,100
May	78.50	61.51	72,859,607	70.60		55.54		95,279,500
April	65.24	59.00	25,672,919	57.30		50.34		47,632,400
March	59.94	52.75	36,105,748	52.24		45.29		53,240,200
February	59.50	52.65	32,188,789	51.83		45.55		39,842,700
January	58.82	49.39	30,227,244	51.64		42.65		44,056,400
2005
December	54.50	49.42	18,929,214	47.31		42.08		27,842,300
November	54.60	47.16	33,025,237	45.97		39.90		40,279,300

Note:

(1)	The Shares were de-listed from the NYSE on November 17, 2006.
     The closing price of the Shares on the TSX on November 30, 2006 was Cdn.$85.47.
Dividend Policy
      Subject to the preferential rights of any prior ranking shares (of which none were issued and outstanding as of the date of this Circular), Shareholders are entitled to such dividends as may be declared by the Board of Directors in its discretion out of funds legally available therefor. No dividend or other distribution on the Shares shall be paid, and no Share shall be acquired for value, unless dividends on any and all outstanding preferred shares have been paid for all past quarterly periods.
      On April 19, 2005, Inco announced that the Board of Directors had approved the reinstatement of a quarterly cash dividend of U.S.$0.10 per share on the Shares beginning June 1, 2005. On February 7, 2006, Inco announced that the Board of Directors had increased the quarterly cash dividend to U.S.$0.125 per share on the Shares effective for the dividend payable on March 1, 2006. On November 10, 2006, Inco announced that the Board of Directors had suspended indefinitely the quarterly cash dividend on the Shares.
      Inco has not declared or paid any dividends in respect of the Shares in the preceding two years, other than as follows: (i) a dividend of U.S.$0.10 per share on the Shares was paid on June 1, September 1 and December 1, 2005; and (ii) a dividend of U.S.$0.125 per share on the Shares was paid on March 1, June 1, and September 1, 2006.
      Subject to the preferential rights of any prior ranking shares (of which none were issued and outstanding as of the date of this Circular), the Shareholders shall, in the event of a distribution of assets of Inco among its

Shareholders on a liquidation, dissolution or winding-up of Inco, whether voluntary or involuntary, or any other distribution of assets of Inco among its Shareholders for the purpose of winding up its affairs, be entitled to receive, in respect of each Share so held, a pro rata amount of such assets of Inco equivalent to the proportion equal to the Shares then outstanding held by such Shareholder divided by the total number of Shares then outstanding.
Previous Distributions
      The only distributions of Shares by Inco during the previous five years, other than the issuance of Shares from time to time pursuant to the exercise of Inco Options and Warrants, pursuant to the conversion of Convertible Debentures and LYONs and pursuant to Stock Option Plans, were as follows:

(a)	on April 17, 2003, all remaining outstanding former Diamond Fields Resources options held by one holder were exercised and upon exercise, including payment of the total aggregate exercise price of Cdn.$875,000, Inco delivered to the holder 485,471 Shares with a value of U.S.$17 million and cash in an amount of U.S.$3 million in lieu of certain securities that had been called for redemption; and

(b)	pursuant to the conversion of Inco Convertible Redeemable Preferred Shares Series E, which were originally issued on August 21, 1996 in partial consideration for the acquisition of Diamond Fields Resources, Inco issued to the relevant holders 29 Shares in 2001, 199 Shares in 2002 and 1,424 Shares in 2003.
Interests of Certain Persons in the Matters to be Acted On
      As at November 30, 2006, CVRD holds, indirectly through its affiliates, approximately 87.78% of the issued and outstanding Shares. The Amalgamation and subsequent redemption of Amalco Class A Redeemable Preferred Shares will result in CVRD owning, indirectly through its affiliates, 100% of the common shares of Amalco.
      None of the current members of the Board of Directors nor any of the senior officers of Inco have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted upon at the Meeting, other than through ownership of Shares held by Peter C. Jones and William B. Kipkie.
Interest of Informed Persons in Material Transactions
      On November 30, 2005, Inco tendered its holding of 5,732,473 common shares of Canico to a take-over bid made by CVRD. CVRD’s bid, at Cdn.$20.80 per common share of Canico, was successful, and CVRD acquired 100% of the Canico common shares. Inco realized a gain of approximately Cdn.$88 million on the sale. Inco acquired its interest in Canico in February 2003, when Canico acquired Inco’s 100% ownership interest in the Onça Puma nickel laterite property in Brazil. Under the agreements covering this transaction, Inco received an equity interest in Canico and Inco agreed to: (i) purchase and process all matte produced from any mine on the property under an offtake agreement; and (ii) act as Canico’s sales agent for all nickel commodities produced from any such mine (other than those purchased by Inco) and earn a commission of 2.75% on those sales.
      Upon the successful completion of the Offer, CVRD acquired control of Inco, triggering certain payments to the directors and executive officers of Inco, all of which have been previously disclosed. The payments to Inco’s executive officers consisted of the following: (i) annual incentive awards in respect of 2006 performance under the MIP, which awards were paid in cash based, in accordance with the MIP plan design, upon target results for controllable measures, actual return on capital employed for Inco and an individual performance-based discretionary adjustment, pro rated to the date of the change of control; (ii) annual incentive awards in respect of 2006 performance under the MTIP, which awards were paid in cash (rather than in restricted shares and cash), based upon the assumptions that targeted performance for Inco for the year had been achieved, individual performance or other rating for the recipient for the year had been achieved and all other pre-conditions for the award had been satisfied, with such awards being made on a full-year basis ; (iii) cash retention payments under a personnel retention program, which was put in place by the Board of Directors to ensure that the commitment and job performance of employees did not suffer as a result of the distractions created by certain mergers and acquisitions initiatives; (iv) a special mergers and acquisitions bonus, which was paid to certain key individuals who were instrumental in Inco’s recent strategic initiatives; and (v) certain excess pension benefit payments, which were accelerated under the terms of Inco’s supplemental retirement plans for salaried employees.
      The payments to Inco’s non-employee directors consisted of cash payments for the redemption of all of the outstanding DSUs held by the non-employee directors upon the termination of Inco’s Non-Employee Director Share Ownership Plan. In addition, all of the outstanding Inco Options vested upon the change of control of Inco and, for the convenience of holders, the Board of Directors approved amendments to the Stock Option Plans to allow holders to surrender their Inco Options to Inco for cancellation in consideration of the “in the-money” value of those options, payable in cash.
      The successful completion of the Offer represented a change in control under employment agreements entered into with certain of Inco’s executive officers. These agreements provide that, in the event of an involuntary termination of employment or resignation for good reason within two years following a change of control of Inco, an executive officer would be entitled to receive a lump sum severance payment.
      For more information, see the applicable sections of the following documents, which are incorporated by reference herein:

(a)	Inco’s Directors’ Circular relating to the Offer dated August 15, 2006, under the headings “Arrangements Between Inco and Its Directors and Senior Officers — Executive Employment Agreements” and “Arrangements Between Inco and Its Directors and Senior Officers — Personnel Retention Program”;

(b)	Inco’s Notice of Change to Directors’ Circular relating to the Offer dated September 25, 2006, under the heading “Arrangements Between Inco and Its Directors and Senior Officers”;

(c)	Inco’s Amendment No. 7 to Schedule 14D-9 dated October 6, 2006 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements”; and

(d)	Inco’s Amendment No. 9 to Schedule 14D-9 dated October 27, 2006 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements”.
Securities Authorized for Issuance Under Equity Compensation Plans
      Reference is made to Inco’s Proxy Circular and Statement dated February 17, 2006 for the 2006 Annual Meeting of Shareholders under the subheading “Securities Authorized for Issuance Under the Company’s Equity Compensation Plans” for information concerning securities authorized for issuance under equity compensation plans.
Auditors
      The auditor of Inco is PricewaterhouseCoopers LLP, Chartered Accountants.
Material Changes in the Affairs of Inco
      CVRD is conducting a detailed review of Inco and its assets, operations, management and personnel to determine how best to integrate the operations and management of Inco into the operations and management of CVRD. During this period, Inco’s and CVRD’s intentions may change with respect to any extraordinary transactions, purchases or sales of assets of Inco or any of its subsidiaries; changes in the dividend rate or policy; changes in the indebtedness or capitalization of Inco; changes in the Board of Directors or management of Inco; or changes in the charter and By-law of Inco.
INFORMATION REGARDING ITABIRA CANADA
      Itabira Canada was incorporated on October 13, 2006 under the CBCA and is an indirect, wholly-owned subsidiary of CVRD. Itabira Canada has not carried on any business prior to the date hereof. Itabira Canada’s registered office and records office is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada. The telephone number for Itabira Canada is (55) 21 3814-4477.
INCORPORATION BY REFERENCE
      Copies of the documents, excerpts of which are incorporated herein by reference regarding Inco, in particular: (i) Inco’s Proxy Circular and Statement dated February 17, 2006; (ii) Inco’s Directors’ Circular relating to the Offer dated August 15, 2006; (iii) Inco’s Notice of Change to Directors’ Circular relating to the Offer dated September 25, 2006; (iv) Inco’s Amendment No. 7 to Schedule 14D-9 dated October 6, 2006; and (v) Inco’s Amendment No. 9 to Schedule 14D-9 dated October 27, 2006, may be obtained on request without charge from the Secretary of Inco at Inco Limited, 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7 or by telephone at (416) 361-7511. Copies of documents incorporated herein by reference may also be obtained from the SEDAR website at www.sedar.com
ADDITIONAL INFORMATION
      Current financial information relating to Inco is provided in Inco’s comparative financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 and for the quarter ended September 30, 2006. This information and additional information relating to Inco can be found on the SEDAR website at www.sedar.com, on the SEC’s website at www.sec.gov, and on Inco’s website at www.inco.com. However, if Inco ceases to be a reporting issuer in Canada and a reporting company under the U.S. federal securities laws, then such information will no longer be publicly filed.
      Copies of Inco’s latest Annual Report on Form 10-K, Annual Report to Shareholders and this Circular may be obtained upon request to Inco’s Director of Investor Relations. Inco may require the payment of a reasonable charge if the request is made by a person who is not a Shareholder.

APPROVAL OF NOTICE AND CIRCULAR
      The contents and the sending of the Notice and this Circular have been approved by the Board of Directors of Inco.
      Dated at Toronto, Ontario, the 30th day of November, 2006.

By order of the Board of Directors

Simon A. Fish
Executive Vice-President, General Counsel and
Secretary

EXHIBIT “A”
AMALGAMATION RESOLUTION
RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The amalgamation (the “Amalgamation”) of Inco and Itabira Canada Inc. (“Itabira Canada”) upon substantially the terms and conditions set forth in the form of amalgamation agreement (the “Amalgamation Agreement”) between Inco and Itabira Canada attached as Exhibit “C” to the management information circular of Inco dated November 30, 2006 is hereby approved.

2.	The Amalgamation Agreement is hereby approved.

3.	Any one or more officers and directors of Inco is hereby authorized and directed for and on behalf of Inco to execute and deliver the Amalgamation Agreement with such changes as such officers or directors may approve as evidenced by their execution of the Amalgamation Agreement and to execute and deliver articles of amalgamation to the Director under the Canada Business Corporations Act and to take any and all such other steps or actions as may be necessary or appropriate in connection with the Amalgamation, including, without limitation, actions to amend, extend, waive conditions of or terminate the Amalgamation Agreement and to execute and deliver for and in the name of and on behalf of Inco, whether under corporate seal or not, all such other certificates, instruments, agreements, documents and notices, and to take such further actions that in such person’s opinion as may be necessary or appropriate to carry out the purposes and intent of the foregoing resolutions.

4.	The Board of Directors of Inco is hereby authorized to revoke this resolution at any time prior to the Amalgamation becoming effective without further approval of the shareholders of Inco and to determine not to proceed with the Amalgamation.

A-1

EXHIBIT “B”
BY-LAW CONFIRMATION RESOLUTION
RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Shareholders hereby confirm the amendment of Inco’s By-law No. 1 to delete the last sentence of Section 3.01 and replace it with the following:
            “At least 25% of the members of the Board shall be resident Canadians.”

2.	Any one or more officers or directors of Inco is hereby authorized and directed for and on behalf of Inco to take whatever actions that in such person’s opinion may be necessary or appropriate to carry out the purposes and intent of the foregoing resolution.

B-1

EXHIBIT “C”
AMALGAMATION AGREEMENT
      Amalgamation Agreement dated January        , 2007 between Inco Limited (the “Inco”) and Itabira Canada Inc. (“Itabira Canada”).
RECITALS:

(a)	Inco Limited was continued under the Act by Certificate and Articles of Continuance dated May 7, 1979.

(b)	Itabira Canada was incorporated under the Act by Certificate and Articles of Incorporation dated October 13, 2006.

(c)	The authorized capital of Inco consists of an unlimited number of common shares and 45,000,000 preferred shares, issuable in series. As of January , 2007, there are approximately common shares of Inco Limited issued and outstanding and no preferred shares outstanding.

(d)	The authorized capital of Itabira Canada consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As of January , 2007, there are approximately common shares and no preferred shares of Itabira Canada issued and outstanding.

(e)	Inco and Itabira Canada have fully and completely disclosed to each other their respective assets and liabilities.

(f)	Inco and Itabira Canada have agreed to amalgamate and continue as one corporation on the terms contained in this Agreement.
      In consideration of the foregoing and the mutual agreements contained in this Agreement (the receipt and adequacy of which are acknowledged), the parties agree as follows:
Section 1     Definitions.

(1)	In this Agreement:
      “Act” means the Canada Business Corporations Act;
      “Amalco” means the corporation continuing from the amalgamation of the Amalgamating Corporations;
      “Amalco Common Shares” means the common shares of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule I;
      “Amalco Class A Redeemable Preferred Shares” means the class A redeemable preferred shares in the capital of Amalco having the rights, privileges, restrictions, and conditions set forth in Schedule I;
      “Amalco Class B Redeemable Preferred Shares” means the class B redeemable preferred shares in the capital of Amalco having the rights, privileges, restrictions, and conditions set forth in Schedule I;
      “Amalgamating Corporations” means Inco and Itabira Canada;
      “Amalgamation” means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;
      “Agreement” means this amalgamation agreement;
      “CVRD Canada” means CVRD Canada Inc., a corporation existing under and governed by the CBCA, and a wholly-owned, indirect subsidiary of Companhia Vale do Rio Doce;
      “Dissenting Shareholder” means a registered Shareholder who, in connection with the special resolution of the Shareholders which approves and adopts this Agreement, has exercised the right to dissent pursuant to Section 190 of the CBCA in strict compliance with the provisions thereof and thereby becomes entitled to be paid the fair value of his or her Shares and who has not withdrawn the notice of the exercise of such right as permitted by Section 190 of the CBCA;
      “Effective Date” means January 4, 2007 or such other date as may be agreed to by Inco and Itabira Canada;
      “fair value” where used in relation to a Share held by a Dissenting Shareholder, means fair value as determined by a court under Section 190 of the CBCA or as agreed between Inco and a Dissenting Shareholder;
      “Itabira North America” means Itabira North America Inc., a corporation existing under and governed by the CBCA, and a wholly-owned, direct subsidiary of CVRD Canada;
      “Inco” means Inco Limited;
      “Itabira Canada” means Itabira Canada Inc., a corporation existing under and governed by the CBCA, and a wholly-owned, indirect subsidiary of CVRD Canada;
      “Itabira Canada Common Shares” means the common shares in the capital of Itabira Canada;
      “Meeting” means the special meeting (and any adjournments thereof) of Shareholders held on January 3, 2007 to consider the approval of the special resolution which approves and adopts this Agreement;
      “Paid-up Capital” means paid up capital as defined in the Income Tax Act (Canada);
      “Redemption Time” means                     on the Effective Date;
      “Shareholder” means a holder of Shares; and
      “Shares” means the issued and outstanding common shares in the capital of Inco.

(2)	Unless the context otherwise requires, all terms used in this Agreement which are defined in the Act have the respective meanings given to them in the Act.
Section 2     Amalgamation.
      The Amalgamating Corporations agree to amalgamate on the Effective Date under the provisions of the Act and to continue as one corporation upon the terms and subject to the conditions contained in this Agreement.
Section 3     Name of Corporation.
      The name of Amalco shall be “CVRD Inco Limited”.
Section 4     Registered Office.
      The place and address of the registered office of Amalco shall be 145 King Street West, Suite 1500, Toronto, Ontario, M5H 4B7.
Section 5     Business and Powers.
      There shall be no restrictions on the business that Amalco may carry on or on the powers that Amalco may exercise.
Section 6     Authorized Share Capital.
      Amalco is authorized to issue an unlimited number of Amalco Common Shares, an unlimited number of Amalco Class A Redeemable Preferred Shares, and an unlimited number of Amalco Class B Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as described in Schedule I to this Agreement.

Section 7     Transfer Restrictions.
      Effective immediately upon Amalco ceasing to be a “distributing corporation” under the CBCA, the right to transfer securities of Amalco shall be restricted. Securities of Amalco, other than debt securities, may not be transferred unless: (i) the consent of the directors of Amalco is obtained; or (ii) the consent of shareholders holding shares entitled to vote at such time is obtained.
      The consent of the directors or the shareholders referred to in this paragraph shall be evidenced by a resolution of the directors or shareholders, as the case may be, or by an instrument or instruments in writing signed by all of the directors, or shareholders.
Section 8     Number of Directors and First Directors.

(1)	The number of directors of Amalco shall be a minimum of 3 and a maximum of 10, until changed in accordance with the Act. Until changed by special resolution of Amalco, or by the directors of Amalco if authorized by special resolution of Amalco, the number of directors of Amalco shall be 10. The directors may, between annual meetings, appoint one or more additional directors of Amalco to serve until the next annual meeting, provided that the number of additional directors shall be within the maximum and minimum number of directors as set out above and in the Articles of Amalco, as amended from time to time.

(2)	The first directors of Amalco shall be the following:

Resident
Name	Municipality of Residence	Canadian

Michael Phelps	West Vancouver, British Columbia, Canada	Yes
Mel Leiderman	Toronto, Ontario, Canada	Yes
Stephen Wallenstein	Durham, North Carolina, United States	No
Stanley Greig	Bethesda, Maryland, United States	No
Roger Agnelli	Rio de Janeiro, Rio de Janeiro, Brazil	No
José Auto Lancaster Oliveira	Rio de Janeiro, Rio de Janeiro, Brazil	No
Murilo Pinto de Oliveira Ferreira	Rio de Janeiro, Rio de Janeiro, Brazil	No
Fábio de Oliveira Barbosa	Rio de Janeiro, Rio de Janeiro, Brazil	No
Gabriel Stoliar	Rio de Janeiro, Rio de Janeiro, Brazil	No
Scott M. Hand	Toronto, Ontario, Canada	Yes

(3)	The first directors named above shall hold office until the later of the close of the first annual meeting of shareholders of Amalco and the date on which their successors are elected or appointed.
Section 9     By-laws.
      The by-laws of Inco shall be the by-laws of Amalco. Prior to the Effective Date, a copy of such by-laws may be examined at 145 King Street West, Suite 1500, Toronto, Ontario, M5H 4B7 at any time during regular business hours.
Section 10     Amalgamation.
      On the Effective Date:

(a)	each issued and outstanding Share (other than those held by Dissenting Shareholders and by Itabira Canada) will be converted into one Amalco Class A Redeemable Preferred Share (each of which will be redeemed at the Redemption Time);

(b)	each issued and outstanding Itabira Canada Common Share will be converted into one Amalco Common Share;

(c)	each issued and outstanding Share held by Itabira Canada will be cancelled without any payment of capital in respect thereof; and

(d)	subject to Section 16, Dissenting Shareholders, if any, will be entitled to be paid fair the value of their Shares.
Section 11     Stated Capital.
      The stated capital accounts in the records of Amalco shall be:

(a)	for the Amalco Class A Redeemable Preferred Shares, an amount equal to the number of Amalco Class A Redeemable Preferred Shares resulting from the conversion of the Shares upon and pursuant to the Amalgamation (including, for greater certainty and without limitation, Amalco Class A Redeemable Preferred Shares resulting from the conversion of Shares that are deemed to have been converted into Amalco Class A Redeemable Preferred Shares in accordance with Section 16 of this Agreement) multiplied by Cdn.$86.00; and

(b)	for the Amalco Common Shares, an amount, if any, equal to the amount by which the aggregate Paid-up Capital attributable to the Shares immediately before the Amalgamation (other than those held by Dissenting Shareholders and by Itabira Canada) and to the Itabira Canada Common Shares immediately before the Amalgamation exceeds the amount allocated to the stated capital account maintained for the Amalco Class A Redeemable Preferred Shares in accordance with paragraph (a) of this Section.
Section 12     Replacement Share Certificates.
      No certificates shall be issued in respect of Amalco Class A Redeemable Preferred Shares and such shares shall be evidenced by the certificates representing Shares (other than certificates representing Shares held by Dissenting Shareholders and Itabira Canada and other than Amalco Class A Redeemable Preferred Shares that may be issued after the Effective Date).
Section 13     Effect of Amalgamation.
      On the Effective Date:

(a)	the amalgamation of the Amalgamating Corporations and their continuance as Amalco shall become effective;

(b)	the property of each Amalgamating Corporation continues to be the property of Amalco;

(c)	Amalco continues to be liable for the obligations of each Amalgamating Corporation;

(d)	an existing cause of action, claim or liability to prosecution is unaffected;

(e)	a civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may continue to be prosecuted by or against Amalco;

(f)	a conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against Amalco; and

(g)	the articles of amalgamation are deemed to be the articles of incorporation of Amalco and the certificate of amalgamation shall be deemed to be the certificate of incorporation of Amalco.
Section 14     General Conditions Precedent.
      The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the mutual consent of such parties without prejudice to their rights to rely on any other or others of such conditions:

(a)	this Agreement and the transactions contemplated hereby, including in particular the Amalgamation, shall have been approved by the shareholders of each of the Amalgamating Corporations in accordance with the provisions of the CBCA and any other applicable regulatory requirements;

(b)	all necessary governmental or regulatory approvals and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to Inco and Itabira Canada or any applicable governmental or regulatory waiting period shall have expired or been terminated; and

(c)	no action, suit or proceeding shall have been threatened or taken before or by any court or tribunal and no law shall be proposed or enacted nor there shall have occurred or been threatened a change (or any condition, event or development involving a prospective change) in the business, assets, capitalization, financial condition or prospects of Itabira Canada, Inco or any of their respective subsidiaries, which, in the sole judgment of Inco or Itabira Canada, in any such case, might make it inadvisable for Inco or Itabira Canada, as the case may be, to proceed with the Amalgamation.
Section 15     Termination.
      At any time before the Effective Date, this Agreement may be terminated by the directors of an Amalgamating Corporation, notwithstanding the approval of this Agreement by the shareholders of any or both of the Amalgamating Corporations.
Section 16     Dissenting Shareholders.
      Shares which are held by a Dissenting Shareholder shall not be converted into Amalco Class A Redeemable Preferred Shares and, on the Effective Date, a Dissenting Shareholder shall, subject to the Act, cease to have any rights as a Shareholder other than the right to be paid fair value of the Shares as determined in accordance with the Act; provided, however, that in the event that a Shareholder fails to perfect or effectively withdraws that Shareholder’s claim under Section 190 of the Act or forfeits that Shareholder’s right to make a claim under Section 190 of the Act or forfeits that Shareholder’s right to make a claim under Section 190 of the Act or that Shareholder’s rights as a Shareholder are otherwise reinstated, each Share shall thereupon be deemed to have been converted as of the Effective Date into one Amalco Class A Redeemable Preferred Share and each such Amalco Class A Redeemable Preferred Share will be deemed to have been redeemed at the Redemption Time.
Section 17     Further Assurances.
      Each of the Amalgamating Corporations shall execute and deliver all other documents and do all acts or things as may be necessary or desirable to give effect to this Agreement.
Section 18     Governing Law.
      This Agreement shall be governed by and interpreted and enforced with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

      IN WITNESS WHEREOF the parties have executed this Agreement.

INCO LIMITED

By:
Name:
Title:

ITABIRA CANADA INC.

By:
Name:
Title:

SCHEDULE I
RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF AMALCO SHARE CAPITAL
      The rights, privileges, restrictions and conditions attaching to the shares of Amalco shall be as follows:
A.   Amalco Class A Redeemable Preferred Shares
      The Amalco Class A Redeemable Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.	Redemption
      Subject to the requirements of the Canada Business Corporations Act (the “CBCA”), Amalco shall, as of                     (Toronto time) on the day that the amalgamation forming Amalco becomes effective (the “Class A Redemption Time”), redeem all of the Amalco Class A Redeemable Preferred Shares issued upon the amalgamation in accordance with the following provisions of this section. Except as hereinafter provided or as otherwise determined by Amalco, no notice of redemption or other act or formality on the part of Amalco shall be required to call the Amalco Class A Redeemable Preferred Shares for redemption.
      Amalco Class A Redeemable Preferred Shares, other than those redeemed as of the Class A Redemption Time, may be redeemed at any time and from time to time by one or more resolutions (a “Redemption Resolution”) of the Board of Directors of Amalco, whether made before or after the issuance or creation of the Amalco Class A Redeemable Preferred Shares to be redeemed, stating that the Amalco Class A Preferred Shares set out in the Redemption Resolution shall be redeemed, and shall be deemed to have been redeemed for the Class A Redemption Amount (as defined below) in the manner and at the time specified herein and in the Redemption Resolution.
      At or before the Class A Redemption Time, Amalco shall deliver or cause to be delivered to Computershare Investor Services Inc. (the “Depositary”) at its principal office in the City of Toronto Cdn.$86.00 (the “Class A Redemption Amount”) in respect of each Amalco Class A Redeemable Preferred Share to be redeemed. Delivery of the aggregate Class A Redemption Amount in such a manner shall be a full and complete discharge of Amalco’s obligation to deliver the aggregate Class A Redemption Amount to the holders of Amalco Class A Redeemable Preferred Shares without interest. Any interest on such deposit shall belong to Amalco and be payable upon demand.
      From and after the Class A Redemption Time, (i) the Depositary shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Amalco Class A Redeemable Preferred Shares, by way of cheque, on presentation and surrender at the principal office of the Depositary in the City of Toronto of the certificate representing Shares or such other documents as the Depositary may, in its discretion, consider acceptable, the total Class A Redemption Amount payable and deliverable to such holders, respectively, and (ii) the holders of Amalco Class A Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Class A Redemption Amount therefor, provided that if satisfaction of the Class A Redemption Amount for any Amalco Class A Redeemable Preferred Share is not duly made by or on behalf of Amalco in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. Under no circumstances will interest on the Class A Redemption Amount be paid by Amalco whether as a result of any delay in paying the Class A Redemption Amount or otherwise.
      From the Class A Redemption Time, each Amalco Class A Redeemable Preferred Share in respect of which deposit of the Class A Redemption Amount is made shall be deemed to be redeemed and cancelled, Amalco shall be fully and completely discharged from its obligations with respect to the payment of the Class A Redemption Amount to such holders of Amalco Class A Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the Class A Redemption Amount without interest payable to them on presentation and surrender of the said certificates held by them or other documents respectively as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Class A Redemption Amount has not been fully satisfied in accordance with the provisions hereof within six years of the Class A Redemption Time, the Class A Redemption Amount shall be forfeited to Amalco.

      All payments hereunder will be net of any taxes Amalco is required or entitled to withhold under applicable law.
2.    Priority
      The Amalco Class A Redeemable Preferred Shares shall rank equally with the Amalco Class B Redeemable Preferred Shares and shall be entitled to a preference over the Common Shares of Amalco and any other shares ranking junior to the Amalco Class A Redeemable Preferred Shares in the distribution of assets in the event of liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs.
3.    Dividends
      The holders of the Amalco Class A Redeemable Preferred Shares shall not be entitled to receive any dividends thereon.
4.    Voting Rights
      Except as otherwise provided in the CBCA, the holders of the Amalco Class A Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco and shall not be entitled to vote at any such meeting, except where the holders of a specified class or series of shares of Amalco are entitled to vote separately as a class or series as provided in the CBCA.

5.	Liquidation, Dissolution or Winding-Up
      In the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Amalco Class A Redeemable Preferred Shares upon payment to the Depositary of the Class A Redemption Amount in respect of each Amalco Class A Redeemable Preferred Share, the holders of Amalco Class A Redeemable Preferred Shares shall be entitled to receive, and Amalco shall pay to such holders, before any amount shall be paid or any property or assets of Amalco shall be distributed to the holders of common shares or any other class of shares ranking junior to the Amalco Class A Redeemable Preferred Shares as to such entitlement, an amount equal to the Class A Redemption Amount for each Amalco Class A Redeemable Preferred Share held by them respectively and no more. Except as provided above, the holders of Amalco Class A Redeemable Preferred Shares shall not be entitled to share in any further participation in the property or assets of Amalco.
B.   Amalco Class B Redeemable Preferred Shares
      The Amalco Class B Redeemable Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:
1.    Redemption
      Subject to the requirements of the CBCA, Amalco shall at the instance, and in the discretion of Amalco, from time to time, redeem the Amalco Class B Redeemable Preferred Shares in accordance with the following provisions of this section. Except as hereinafter provided or as otherwise determined by Amalco, no notice of redemption or other act or formality on the part of Amalco shall be required to call the Amalco Class B Redeemable Preferred Shares for redemption.
      Amalco Class B Redeemable Preferred Shares may only be redeemed at any time after March 6, 2008 (the “Class B Redemption Time”) pursuant to a Redemption Resolution, whether made before or after the issuance or creation of the Amalco Class B Redeemable Preferred Shares to be redeemed, stating that the Amalco Class B Redeemable Preferred Shares set out in the Redemption Resolution shall be redeemed, and shall be deemed to have been redeemed for the Class B Redemption Amount (as defined below) in the manner and at the time specified herein and in the Redemption Resolution.

      At or before the Class B Redemption Time, Amalco shall deliver or cause to be delivered to the Depositary at its principal office in the City of Toronto Cdn.$86.00 plus all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but not including, the date of such redemption (the “Class B Redemption Amount”) in respect of each Amalco Class B Redeemable Preferred Share to be redeemed. Delivery of the aggregate Class B Redemption Amount in such a manner shall be a full and complete discharge of Amalco’s obligation to deliver the aggregate Class B Redemption Amount to the holders of Amalco Class B Redeemable Preferred Shares without interest. Any interest on such deposit shall belong to Amalco and be payable upon demand.
      From and after the Class B Redemption Time, (i) the Depositary shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Amalco Class B Redeemable Preferred Shares, by way of cheque, on presentation and surrender at the principal office of the Depositary in the City of Toronto of the certificate representing Shares or such other documents as the Depositary may, in its discretion, consider acceptable, the total Class B Redemption Amount payable and deliverable to such holders, respectively, and (ii) the holders of Amalco Class B Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Class B Redemption Amount therefor, provided that if satisfaction of the Class B Redemption Amount for any Amalco Class B Redeemable Preferred Share is not duly made by or on behalf of Amalco in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. Under no circumstances will interest on the Class B Redemption Amount be paid by Amalco whether as a result of any delay in paying the Class B Redemption Amount or otherwise.
      From the Class B Redemption Time, each Amalco Class B Redeemable Preferred Share in respect of which deposit of the Class B Redemption Amount is made shall be deemed to be redeemed and cancelled, Amalco shall be fully and completely discharged from its obligations with respect to the payment of the Class B Redemption Amount to such holders of Amalco Class B Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the Class B Redemption Amount without interest payable to them on presentation and surrender of the said certificates held by them or other documents respectively as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Class B Redemption Amount has not been fully satisfied in accordance with the provisions hereof within six years of the Class B Redemption Time, the Class B Redemption Amount shall be forfeited to Amalco.
      All payments hereunder will be net of any taxes Amalco is required or entitled to withhold under applicable law.
2.    Retraction
      Subject to the requirements of the CBCA, a holder of Amalco Class B Redeemable Preferred Shares shall be entitled to require Amalco to redeem the Amalco Class B Redeemable Preferred Shares in accordance with the following provisions of this section.
      A holder of Amalco Class B Redeemable Preferred Shares shall be entitled to require Amalco to redeem all or any number of Amalco Class B Redeemable Preferred Shares at any time after March 6, 2008 (the “Class B Retraction Time”), upon giving notice, as hereinafter provided, stating that the Amalco Class B Redeemable Preferred Shares set out in such notice shall be redeemed, and shall be deemed to have been redeemed for the Class B Retraction Amount (as defined below) in the manner and at the time specified herein and in the notice.
      A holder of Amalco Class B Redeemable Preferred Shares exercising his option to have Amalco redeem such Amalco Class B Redeemable Preferred Shares, shall give notice to Amalco, which notice shall set out Class B Retraction Time, which time shall not be less than 10 days nor more than 30 days from the date of mailing of the notice, and if the holder desires to have less than all of the Amalco Class B Redeemable Preferred Shares registered in his name redeemed by Amalco, the number of the holder’s shares to be redeemed. The holder of any Amalco Class B Redeemable Preferred Shares may, with the consent of Amalco, revoke such notice prior to the Class B Retraction Time.
      At or before the Class B Retraction Time, Amalco shall deliver or cause to be delivered to the Depositary at its principal office in the City of Toronto Cdn.$86.00 plus all unpaid cumulative dividends, whether or not declared, which shall have accrued thereon and which for such purposes shall be treated as accruing up to, but not including, the date of such redemption (the “Class B Retraction Amount”) in respect of each Amalco Class B Redeemable Preferred Share to be redeemed. Delivery of the aggregate Class B Retraction Amount in such a manner shall be a full and complete discharge of Amalco’s obligation to deliver the aggregate Class B Retraction Amount to the holders of Amalco Class B Redeemable Preferred Shares without interest. Any interest on such deposit shall belong to Amalco and be payable upon demand.
      From and after the Class B Retraction Time, (i) the Depositary shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Amalco Class B Redeemable Preferred Shares, by way of cheque, on presentation and surrender at the principal office of the Depositary in the City of Toronto of the certificate representing Amalco Class B Redeemable Preferred Shares or such other documents as the Depositary may, in its discretion, consider acceptable, the total Class B Retraction Amount payable and deliverable to such holders, respectively, and (ii) the holders of Amalco Class B Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Class B Retraction Amount therefor, provided that if satisfaction of the Class B Retraction Amount for any Amalco Class B Redeemable Preferred Share is not duly made by or on behalf of Amalco in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. Under no circumstances will interest on the Class B Retraction Amount be paid by Amalco whether as a result of any delay in paying the Class B Retraction Amount or otherwise.
      From the Class B Retraction Time, each Amalco Class B Redeemable Preferred Share in respect of which deposit of the Class B Retraction Amount is made shall be deemed to be redeemed and cancelled, Amalco shall be fully and completely discharged from its obligations with respect to the payment of the Class B Retraction Amount to such holders of Amalco Class B Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the Class B Retraction Amount without interest payable to them on presentation and surrender of the said certificates held by them or other documents respectively as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if the Class B Retraction Amount has not been fully satisfied in accordance with the provisions hereof within six years of the Class B Retraction Time, the Class B Retraction Amount shall be forfeited to Amalco.
      If the redemption by Amalco at any Class B Retraction Time of all of the Amalco Class B Redeemable Preferred Shares to be redeemed at such time would be contrary to any provisions of the CBCA or any other applicable law, Amalco shall be obligated to redeem only the maximum number of Amalco Class B Redeemable Preferred Shares which Amalco determines it is then permitted to redeem, such redemptions to be made pro rata (disregarding fractions of shares) according to the number of Amalco Class B Redeemable Preferred Shares required by each such holder to be redeemed by Amalco and Amalco shall issue new certificates representing the Amalco Class B Redeemable Preferred Shares not redeemed by Amalco; Amalco shall, before redeeming any other Amalco Class B Redeemable Preferred Shares, redeem in the manner contemplated by the preceding paragraph on the 1st day of each month thereafter the maximum number of such Amalco Class B Redeemable Preferred Shares as would not then be contrary to any provisions of the CBCA or any other applicable law, until all of such shares have been redeemed, provided that Amalco shall be under no obligation to give any notice to the holders of the Amalco Class B Redeemable Preferred Shares in respect of such redemption or redemptions as provided for in the preceding paragraph.
      All payments hereunder will be net of any taxes Amalco is required or entitled to withhold under applicable law.
3.    Priority
      The Amalco Class B Redeemable Preferred Shares shall rank equally with the Amalco Class A Redeemable Preferred Shares and shall be entitled to a preference over the Common Shares of Amalco and over any other shares ranking junior to the Amalco Class B Redeemable Preferred Shares in the distribution of assets in the event of the liquidation, dissolution, or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs.

4.    Dividends
      The holders of the Amalco Class B Redeemable Preferred Shares shall be entitled to receive preferential, cumulative cash dividends out of the moneys of Amalco properly applicable for the payment of dividends, at a fixed rate of                     [to be determined by the Board of Directors on or before January 3, 2007], payable on March 15, 2007, September 15, 2007 and March 6, 2008. Such dividends shall accrue and be cumulative from the respective dates of issue of the Amalco Class B Redeemable Preferred Shares. If on any dividend payment date, Amalco shall not have paid the said dividends in full on all Amalco Class B Redeemable Preferred Shares then issued and outstanding, such dividends or the unpaid part thereof shall be paid on a subsequent date or dates in priority to dividends on the common shares. No dividend shall be declared or paid or set apart for the common shares until such dividends or the unpaid part thereof on all Amalco Class B Redeemable Preferred Shares then issued and outstanding shall have been declared or paid or provided for at the date of such declaration or payment or setting apart. All dividend payments hereunder will be net of any applicable withholding taxes.
5.    Voting Rights
      Except as otherwise provided in the CBCA, the holders of the Amalco Class B Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco and shall not be entitled to vote at any such meeting, except where the holders of a specified class or series of shares of Amalco are entitled to vote separately as a class or series as provided in the CBCA

6.	Liquidation, Dissolution or Winding-Up
      In the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Amalco Class B Redeemable Preferred Shares upon payment to the Depositary of the Class B Redemption Amount in respect of each Amalco Class B Redeemable Preferred Share, the holders of Amalco Class B Redeemable Preferred Shares shall be entitled to receive, and Amalco shall pay to such holders, before any amount shall be paid or any property or assets of Amalco shall be distributed to the holders of common shares or any other class of shares ranking junior to the Amalco Class B Redeemable Preferred Shares as to such entitlement, an amount equal to the Class B Redemption Amount for each Amalco Class B Redeemable Preferred Share held by them respectively and no more. Except as provided above, the holders of Amalco Class B Redeemable Preferred Shares shall not be entitled to share in any further participation in the property or assets of Amalco.
C.   Common Shares
      The common shares shall have attached thereto the following rights, privileges, restrictions and conditions:
1.    Dividends
      Subject to the rights of the holders of any class of shares of Amalco entitled to receive dividends in priority to or rateably with the holders of the common shares, the holders of the common shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of Amalco out of the moneys of Amalco properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.
2.    Voting Rights
      The holders of the common shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each common share held at such meetings, except a meeting of holders of a particular class or series of shares other than the common shares who are entitled to vote separately as a class or series at such meeting.

3.    Liquidation, Dissolution or Winding-Up
      In the event of the liquidation, dissolution or winding-up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding-up its affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such distribution in priority to or rateably with the holders of the common shares, be entitled to receive the remaining property and assets of Amalco.

EXHIBIT “D”
SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT
      The following is a summary of the procedure set out in Section 190 of the Canada Business Corporations Act (“CBCA”) to be followed by a shareholder who intends to dissent from the special resolution (the “Amalgamation Resolution”) approving the amalgamation of Inco Limited (the “Corporation”) and Itabira Canada Inc. (the “Amalgamation”) described in the accompanying management information circular and who wishes to require the Corporation to acquire his or her common shares and pay him or her the fair value thereof, determined as of the close of business on the day before the Amalgamation Resolution is adopted.
      Section 190 provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held by him or her on behalf of any one beneficial owner and registered in the shareholder’s name. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 190 in respect of shares which are registered in that shareholder’s name. In many cases, shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as The CDS Clearing and Depository Services Inc. (“CDS”)) of which the Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 190 directly (unless the shares are re-registered in the Non-Registered Holder’s name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the Intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the Intermediary to exercise the right to dissent on the Non-Registered Holder’s behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the Intermediary); or (ii) instruct the Intermediary to re-register the shares in the name of the Non- Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.
      A registered shareholder who wishes to invoke the provisions of section 190 of the CBCA must send to the Corporation a written objection to the Amalgamation Resolution (the “Notice of Dissent”) at or before the time fixed for the shareholders’ meeting at which the Amalgamation Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his or her right to vote on the Amalgamation Resolution but a vote either in person or by proxy against the Amalgamation Resolution does not constitute a Notice of Dissent. A vote in favour of the Amalgamation Resolution will deprive the registered shareholder of further rights under section 190 of the CBCA.
      Within 10 days after the adoption of the Amalgamation Resolution by the shareholders, the Corporation is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the Amalgamation Resolution or withdrawn his objection (a “Dissenting Shareholder”) that the Amalgamation Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he or she receives notice of adoption of the Amalgamation Resolution or, if he or she does not receive such notice, within 20 days after he or she learns that the Amalgamation Resolution has been adopted, send to the Corporation a written notice (the “Demand for Payment”) containing his or her name and address, the number and class of shares in respect of which he or she dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he or she dissents to the Corporation or its transfer agent. The Corporation or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 190 of the CBCA and shall forthwith return the share certificates to the Dissenting Shareholder.
      If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he or she may lose his or her right to make a claim under section 190 of the CBCA.
      After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he or she has dissented other than the right to be paid the fair value of such shares as determined under section 190 of the CBCA, unless: (i) the Dissenting Shareholder withdraws his or her Demand

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for Payment before the Corporation makes a written offer to pay (the “Offer to Pay”); (ii) the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the directors of the Corporation revoke the Amalgamation Resolution relating to the Amalgamation, in all of which cases the Dissenting Shareholder’s rights as a shareholder are reinstated.
      Not later than seven days after the later of the effective date of the Amalgamation and the day the Corporation receives the Demand for Payment, the Corporation shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he or she has dissented in an amount considered by the directors of the Corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Corporation within 10 days after it has been accepted, but an Offer to Pay lapses if the Corporation has not received an acceptance thereof within 30 days after the Offer to Pay has been made.
      If an Offer to Pay is not made by the Corporation or if a Dissenting Shareholder fails to accept an Offer to Pay, the Corporation may, within 50 days after the effective date of the Amalgamation or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Corporation fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court. An application to the court by either the Corporation or the Dissenting Shareholder must be in the Province of Ontario or in the province in which the Dissenting Shareholder resides if the Corporation carries on business in that province.
      On an application to the court, the Corporation shall give to each Dissenting Shareholder notice of the date, place and consequences of the application and of such shareholder’s right to appear and be heard in person or by counsel. All such Dissenting Shareholders shall be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.
      The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Amalgamation until the date of payment of the amount ordered by the court. The fair value fixed by the court may be more or less than the amount specified in an Offer to Pay. The final order of the court in the proceedings commenced by an application by the Corporation or a Dissenting Shareholder shall be rendered against the Corporation and in favour of each Dissenting Shareholder who has not accepted an Offer to Pay.
      The above is only a summary of the dissenting shareholder provisions of the CBCA, which are technical and complex. The full text is attached as Exhibit “E” to this Circular. It is suggested that a shareholder of the Corporation wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the CBCA may result in the loss or unavailability of the right to dissent.

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EXHIBIT “E”
SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
Right to dissent — s. 190(1)
      190. (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.
Further right — s. 190(2)
      (2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.
If one class of shares — s. 190(2.1)
      (2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.
Payment for shares — s. 190(3)
      (3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.
No partial dissent — s. 190(4)
      (4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
Objection — s. 190(5)
      (5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.
Notice of resolution — s. 190(6)
      (6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment — s. 190(7)
      (7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.
Share certificate — s. 190(8)
      (8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.
Forfeiture — s. 190(9)
      (9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.
Endorsing certificate — s. 190(10)
      (10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.
Suspension of rights — s. 190(11)
      (11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.
Offer to pay — s. 190(12)
      (12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.
Same terms — s. 190(13)
      (13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment — s. 190(14)
      (14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.
Corporation may apply to court — s. 190(15)
      (15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.
Shareholder application to court — s. 190(16)
      (16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.
Venue — s. 190(17)
      (17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.
No security for costs — s. 190(18)
      (18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).
Parties — s. 190(19)
      (19) On an application to a court under subsection (15) or (16),
      (a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and
      (b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.
Powers of court — s. 190(20)
      (20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.
Appraisers — s. 190(21)
      (21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.
Final order — s. 190(22)
      (22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest — s. 190(23)
      (23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.
Notice that subsection (26) applies — s. 190(24)
      (24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
Effect where subsection (26) applies — s. 190(25)
      (25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
Limitation — s. 190(26)
      (26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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